082-35704

BryanMillsIradesso bmir

January 30, 2008

08000565

SEC Mail
Mail Processing
Section

FEB 04 2008

Washington, DC
109

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Northstar Healthcare Inc.*
12g3-2(b) Submission
File No.: ~~33704~~

SUPPL

Ladies and Gentlemen:

We are providing the enclosed submission (together with the exhibits indicated therein) on behalf of Northstar Healthcare Inc. (the "**Company**") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 in respect of the Company's third quarter 2007.

If you have any questions regarding the application, or require additional information, please contact Doug Samuelson of Cokinos Bosien & Young at 713 535-5554.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Philip Koven

PROCESSED

FEB 08 2008

THOMSON
FINANCIAL

cc: Douglas A. Samuelson
Cokinos Bosien & Young
Four Houston Center
1221 Lamar, 16th Floor
Houston, TX 77010

Dlw 2/6

Northstar Healthcare Inc.

Northstar Healthcare Reports Financial Results

US $000 (except per share or where indicated)	Actual 45 days ended June 30, 2007	Pro forma combined three months ended June 30, 2007	Pro forma combined six months ended June 30, 2007
Net patient service revenue	$6,818	$13,879	$25,886
Income from operations	$4,772	$9,850	$18,152
Net income	$1,369	$3,795	$7,567
Net income per share	$0.10	$0.29 (1)	$0.58 (1)
EBITDA net of non-controlling interests, capital expenditures before unrealized gain on foreign currency exchange in fair value of other liabilities, non-controlling interest	$2,761	$6,113	$11,171
EBITDA margin of above	40.5%	44.0%	43.1%
Cash available for dividends (2)	$2,218	$4,846	$8,933
Cash available for dividends $Cdn. (3)	$2,415	$5,276	$9,726
Dividends declared $Cdn.	$2,057	$4,170	$8,341
Payout ratio	85.2%	79.0%	85.8%

(1) Based on weighted average shares outstanding for 45-day period ended June 30, 2007
(2) EBITDA net of non-controlling interests, before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest less current and future income taxes and capital expenditures
(3) Based on foreign currency exchange contract exchange rate of US$1.00 = Cdn$1.0888

Toronto, ON and Houston, TX, August 13 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced its financial results for the period ended June 30, 2007. All dollar amounts are in United States currency unless otherwise stated.

Northstar completed its Initial Public Offering (IPO) on May 17, 2007, giving rise to a 45-day period of operations to June 30, 2007. In order to assist investors in assessing the Company's operating performance for the full three and six-month periods ended June 30, 2007, Northstar also released pro forma combined financial results for the periods, comprised of the actual results for the 45-day period following completion of the IPO combined with pro forma results for the periods prior to the IPO.

In addition, while there are no comparable financial statements for the corresponding periods in the 2006 fiscal year, which was prior to the formation of Northstar, the Company also provided some key statistics relating to the operations of its ambulatory surgical centers (ASC). Specifically, Northstar provided information relating to the number and mix of surgical procedures performed in both the three-month and six-month periods ended June 30, 2007 and the corresponding periods in 2006, to enhance investors' understanding of the results of year-to-date operations. A detailed breakdown

of the ASC case and procedure data is available in the second quarter Management's Discussion and Analysis (MD&A), which can be accessed on the Company's web site at www.northstar-healthcare.com or www.sedar.com. This information is not intended to provide a comprehensive comparison of financial results, as net patient service revenues vary by patient, insurance carrier and procedure.

In the 45-day period following the completion of the IPO, Northstar generated net patient service revenue of $6.8 million. Income from operations was $4.8 million, while net income was $1.4 million, or $0.10 per share. EBITDA net of non-controlling interests, capital expenditures before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest -- which the Company believes is a useful measure of the profitability of its business -- was $2.8 million, which represented an EBITDA margin of 40.5%.

During the 45-day period, Northstar reported cash available for dividends totaling $2.2 million, or Cdn$2.4 million. Dividends actually paid by the Company in respect of the 45-day period ended June 30, 2007 were Cdn$2.1 million. This represents a payout ratio for the 45-day period of 85.2%.

The Company noted that there were two non-cash accounting items that affected net income, a $2.3 million unrealized gain on foreign currency and a $3.0 million expense for the change in fair value of other liabilities and non-controlling interest. These items also impacted the pro forma combined results for the three and six-month periods ended June 30, 2007.

In the second quarter of 2007, Northstar generated pro forma net patient service revenue totaling $13.9 million. Pro forma income from operations was $9.9 million, while pro forma net income was $3.8 million, or $0.29 per share, based on the weighted average number of shares outstanding for the 45-day period ended June 30, 2007.

The Northstar ASCs performed 9,913 procedures during the second quarter, an increase of 15.3% over the comparable 2006 level. Importantly, Northstar's focus on improving revenue per procedure was enhanced by the year-over-year change in procedure mix. Specifically, higher margin procedures including podiatry and ENT (ear, nose and throat) represented a combined 15.2% of Q2 2007 procedures, compared with 8.5% in 2006.

Pro forma EBITDA, net of non-controlling interests, capital expenditures before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest was $6.1 million in the second quarter of 2007. This represents an EBITDA margin of 44.0%. Second quarter pro forma cash available for dividends totaled $4.8 million, or Cdn$5.3 million. Based on the current monthly dividend of Cdn$0.10 per share, the total pro forma dividend requirement for the quarter would have been Cdn$4.2 million. This represents a pro forma payout ratio for the quarter of 79.0%.

The second quarter of 2007 was also characterized by an overall improvement from the first quarter of 2007. Consolidated pro forma net patient service revenues in Q2 were 15.6% higher than Q1 2007 levels. Net revenues increased at both Northstar ASCs, resulting from a 4.1% increase in cases and 16.1% increase in procedures relative to the preceding quarter. The increase in procedures is primarily due to a shift in focus to more complex cases, resulting in increased procedures and collections per case. The specialties with the greatest growth in both cases and procedures were pain, orthopedics, ENT and podiatry.

"We are focused on generating organic growth in our ASCs, by increasing the number of cases and procedures, optimizing our procedure mix and generating improvements in billing and operations," said Dr. Donald Kramer, Chief Executive Officer of Northstar Healthcare Inc. "We are pleased with the progress we have made this year in each of these areas."

For the six months ended June 30, 2007, Northstar generated pro forma net patient service revenue totaling $25.9 million. Pro forma income from operations was $18.2 million, while pro forma net income was $7.6 million, or $0.58 per share.

The Company performed 18,453 procedures during the first half of the year, an increase of 11.9% compared with 2006. As in Q2 2007, the procedure mix reflected the Company's focus on improving revenue per procedure, as year-over-year ENT and podiatry procedures increased significantly.

Pro forma EBITDA, net of non-controlling interests, capital expenditures before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest was $11.2 million in the first half of 2007. This represents an EBITDA margin of 43.1%. Northstar generated six-month pro forma cash available for dividends totaling $8.9 million, or Cdn$9.7 million. Based on the current monthly dividend of Cdn$0.10 per share, the total pro forma dividend requirement for the six months would have been Cdn$8.3 million. This represents a pro forma payout ratio for the six-month period of 85.8%.

Total assets at June 30, 2007 were $176.5 million and Northstar had no long-term debt. The Company had net working capital of $16.5 million, including cash and cash equivalents of $3.9 million and patient accounts receivable of $16.4 million. Accounts payable and accrued liabilities totaled $2.7 million. Full Financial Statements are available on the Company's web site at: www.northstar-healthcare.com and at www.sedar.com.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company indirectly owns a controlling interest in two ambulatory surgery centers in Houston, The Palladium for Surgery – Houston and Medical Ambulatory Surgical Suites In addition, Northstar

manages an ambulatory surgery centre in Dallas, an ambulatory surgical centre in Houston and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

Conference call

A conference call for analysts and interested listeners will be held Tuesday, August 14, 2007 at 3:00 p.m. (ET). The call-in numbers for participants are 416-644-3433 or 800-587-1893. A live audio feed of the call will also be available on the Internet at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1971420

A replay of the call will be available from 5:00 p.m. (ET) on August 14, 2007 until 11:59 p.m. on August 21, 2007. To access the replay, call 416-640-1917 or 877-289-8525, enter pass code number 21243325, and then press the pound (#) key. The replay can also be accessed over the Internet at the above address.

Non-GAAP Financial Measures

Northstar Healthcare uses both Canadian generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Readers are cautioned that non-GAAP measures do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. This news release contains references to EBITDA (earnings before interest, taxes, depreciation and amortization). Management believes that EBITDA is a useful supplemental measure of cash available for distribution prior to debt service, capital expenditures and income taxes. However, EBITDA is not a recognized earnings measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss (which are determined in accordance with Canadian GAAP) as an indicator of the performance or as a measure of liquidity and cash flows. Northstar's method of calculating EBITDA may differ materially from the methods used by other public companies and accordingly, may not be comparable to similarly titled measures used by other public companies. This news release also contains references to net patient service revenue, which represents actual payments received from third-party payors and patients, less refunds. Net patient service revenue is not a recognized earnings measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP.

Forward-looking Statements

This news release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are

identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.northstar-healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

-- 30 –

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

NORTHSTAR HEALTHCARE

NORTHSTAR HEALTHCARE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Second Quarter 2007 – From the Inception of Operations on May 17, 2007 to June 30, 2007

Northstar Healthcare Inc.
Management's Discussion and Analysis of Financial Condition
and Results of Operations
June 30, 2007

CONTENTS

The following management discussion and analysis of the financial condition and results of operations of Northstar Healthcare Inc. (the "Company" or "NHC") for the 45 day period ended June 30, 2007 is provided as of August 13, 2007. It is supplemental to, and should be read in conjunction with the financial statements of the Company for the forty-five day period ended June 30, 2007. The Company's financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Substantially all of the Company's operating cash flows are in U.S. dollars, accordingly, all amounts presented herein are stated in U.S. dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains "forward-looking statements" that involve significant known and unknown risks, uncertainties and assumption. Important assumptions relating to the forward-looking statements contained in this management's discussion and analysis include expansion, capital expenditures, competitive conditions and gross economic conditions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this management's discussion and analysis. Should one or more of these risks or uncertainties materialize or should assumptions underlying the forward-looking statement, including, without limitation, those listed in the "Risk Factors" section of this management's discussion and analysis. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could very materially from those expressed or implied by the forward-looking statements. These forward-looking statements are made as of the date hereof and we do not intend, and do not assume any obligation to update or revise these forward-looking statements.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis contains references to EBITDA (earnings before interest, taxes, depreciation and amortization). Management believes that EBITDA is a useful supplemental measure of cash available for dividends prior to debt service, capital expenditures, income taxes and other reserves. However, EBITDA is not a recognized earnings measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss (which are determined in accordance with Canadian GAAP) as an indicator of the performance of the Company or its subsidiaries or as a measure of liquidity and cash flows.

PRESENTATION OF FINANCIAL INFORMATION

The Company was incorporated on March 16, 2007 and completed its initial public offering and acquisition of its subsidiaries on May 17, 2007.

The period ended June 30, 2007 (part of fiscal year 2007) includes forty-five days of operations. There are no financial statements for the 2006 prior period for the Company (or its subsidiaries) that can be used on a comprehensive basis for comparing the current forty-five day period operating results with a prior period. At the time of the Company's initial public offering, it acquired controlling interests in two distinct businesses: The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LLP (the "Kirby Partnership" and together with the Palladium Partnership, the "Northstar Partnerships"). Historically, neither the Palladium Partnership nor the Kirby Partnership prepared quarterly financial statements. Accordingly, it is impracticable to present prior-period information on a basis consistent with the results for the pro forma combined three months ended June 30, 2007.

This management discussion and analysis includes a summary of the operating results of the Company for the forty-five day period subsequent to the public offering and of the Palladium Partnership and the Kirby Partnership on a combined basis for the period from April 1, 2007 through May 16, 2007 to arrive at pro forma combined operating results of the Company for the three month period ended June 30, 2007. In addition, we have provided a number of comparative operating statistics, such as cases and procedures performed at the facilities operated by the Palladium Partnership and the Kirby Partnership, for the three- and six-month period ended June 30, 2007 compared with the prior year periods. Cases and procedures are key drivers of our revenues. This information is not intended to provide a comprehensive comparison of financial results, as net patient service revenues vary by patient, insurance carrier and procedure.

GENERAL

Northstar Healthcare Inc. (the "Company" or "NHC") was incorporated under the *Business Corporations Act* (British Columbia) on March 16, 2007. NHC is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. NHC used the net proceeds of an initial public offering, including the over-allotment, to indirectly acquire a 70% partnership interest in the "Palladium Partnership and a 60% partnership interest in the "Kirby Partnership, which operate two ambulatory surgery centres (the "Northstar ASCs") located in Houston. In addition, NHC manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery - Houston and the Kirby Surgery Center.

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges.

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ear, nose and throat ("ENT"), pain management and general surgery.

Results of Operations for the Pro Forma Combined Three Months Ended June 30, 2007
(in 000's of US $)
(unaudited)

	Actual 45 Days Ended June 30, 2007	Pro forma Combined 46 Days Ended May 16, 2007	Pro forma Combined Three Months Ended June 30, 2007
Net patient service revenue	$ 6,818	$ 7,061	$ 13,879
Operating expenses			
Salaries and benefits	749	622	1,371
Drugs and supplies	503	560	1,063
General and administrative	592	593	1,185
Depreciation	151	163	314
Amortization	51	45	96
	2,046	1,983	4,029
Income from operations	**4,772**	**5,078**	**9,850**
Other expense (income)			
Distributions, non-controlling interest	222	274	496
Withholding taxes	167	191	358
Change in fair value of other liabilities, non-controlling interest	3,050	–	3,050
Unrealized gain on foreign currency	(2,344)	–	(2,344)
State franchise tax	49	–	49
Other expense (income)	(9)	6	(3)
	1,135	471	1,606
Income before income taxes and non-controlling interests	**3,637**	**4,607**	**8,244**

	Actual 45 Days Ended June 30, 2007	Pro forma Combined 46 Days Ended May 16, 2007	Pro forma Combined Three Months Ended June 30, 2007
Income tax expense			
Current	133	308	441
Future	410	415	825
	543	723	1,266
Non-controlling interests	**1,725**	**1,458**	**3,183**
Net Income	**$ 1,369**	**$ 2,426**	**$ 3,795**
Net Income per common share (basic and diluted)	**$ 0.10**		
Weighted average shares outstanding (basic and diluted)	**13,117,899**		

Case and Procedure Mix of the Northstar ASCs
For the three months ended June 30, 2006 and 2007
(unaudited)

Specialty	2Q 2006 Cases	2Q 2006 Percentage of Cases	2Q 2006 Procedures	2Q 2006 Percentage of Procedures	2Q 2007 Cases	2Q 2007 Percentage of Cases	2Q 2007 Procedures	2Q 2007 Percentage of Procedures
Pain Management	1,464	58.1%	5,997	69.7%	1,298	54.4%	6,338	63.9%
Orthopaedics	555	22.0%	1,385	16.1%	526	22.0%	1,490	15.0%
Podiatry	180	7.1%	451	5.2%	166	7.0%	728	7.3%
Gastro-intestinal	160	6.3%	233	2.7%	140	5.9%	244	2.5%
General Surgery	62	2.5%	246	2.9%	71	3.0%	334	3.4%
ENT	99	3.9%	286	3.3%	187	7.8%	779	7.9%
Total	**2,520**	**100.0%**	**8,598**	**100.0%**	**2,388**	**100.0%**	**9,913**	**100.0%**

Forty-Five Days Ended June 30, 2007

For the forty-five days ended June 30, 2007, net patient service revenues ("net revenues") totalled $6.8 million. Total cost of operations totalled $2.0 million or 30.0% of net revenues. Operating costs include salaries and benefits of $0.7 million or 11.0% of net revenues, drugs and supplies of $0.5 million or 7.4% of net revenues, general and administrative of $0.6 million or 8.7% of net revenues and depreciation and amortization of $0.2 million or 2.9% of net revenues. Distributions, non-controlling interest totalled $0.2 million, withholding tax totalled $0.2 million and unrealized gain on foreign currency exchange contracts totalled $2.3 million and change in fair value of other liabilities non-controlling interest totalled $3.0 million. Income tax expense totalled $0.5 million. Non-controlling interests amounted to $1.7 million based on net income before taxes and non-controlling interest of $3.6 million for the forty-five day period.

The unrealized gain on foreign currency exchange contracts of $2.3 million relates to the change for the forty-five day period ending June 30, 2007 in fair value of the five-year foreign currency exchange contracts entered into to hedge exposure to fluctuations between the U.S. dollar and the Canadian dollar for future common share dividends.

The change in the fair value of other liabilities, non-controlling interest represents the change in fair value of the Class B Units of Northstar Healthcare Subco, LLC held by Healthcare, ventures, Ltd. ("Ventures") during the forty-five day period ending June 30, 2007.

Comparison of the pro forma combined results for the three month period ended June 30, 2007 to the pro forma combined results for the three month period ended March 31, 2007 and comparison of the combined operating statistics for the three month period ended June 30, 2007 to the three month period ended June 30, 2006

The period ended June 30, 2007 includes forty-five days of operations. There are no financial statements for the 2006 prior period for the Company (or its subsidiaries) that can be used on a comprehensive basis for comparing the current forty-five day period operating results with a prior period. At the time of the Company's initial public offering, it acquired controlling interests in two distinct businesses; the Palladium Partnership and the Kirby Partnership. Historically, neither the Palladium Partnership nor the Kirby Partnership prepared quarterly financial statements. Accordingly, it is impracticable to present prior-period information on a basis consistent with the results for the three months ended June 30, 2007.

This management discussion and analysis includes a summary of the operating results of the Company for the forty-six day period prior to the public offering, the period from April 1, 2007 through May 16, 2007, on a combined basis to arrive at pro forma combined operating results for the three month period ended June 30, 2007. These pro forma combined results for the three month period ended June 30, 2007 are compared to the three month period ended March 31, 2007. Though quarterly reports were not prepared historically for the 2006 fiscal year, management is also presenting comparisons between combined operating statistics (cases and procedures) for the three month period ended June 30, 2007 to the same period in the prior year.

A case is defined as a patient visit to the ambulatory surgery center on a specific date of service. A procedure is defined as the actual surgery or surgeries that are performed on the date of service. As a result, there may be more than a single procedure performed during a specific case.

Although the Northstar ASCs have historically experienced some seasonality with higher numbers of cases and procedures and net revenues in the third and fourth quarters, there has historically been little seasonality between the first and second quarters.

Comparison of the pro forma combined results for the three month period ended June 30, 2007 to the pro forma combined results for the three month period ended March 31, 2007

Consolidated net patient service revenues ("net revenues") for the three months ended June 30, 2007 presented on a pro forma combined basis totalled $13.9 million, which exceeded the pro forma combined results for the three months ended March 31, 2007 by $1.9 million or 15.6%. Net revenues increased at both of the ambulatory surgery centres owned by the Palladium Partnership and the Kirby Partnership due to an increase in cases and procedures of 93 or 4.1% and 1,373 or 16.1%, respectively. The increase in procedures is primarily due to a shift in focus to more complex cases, resulting in increased procedures and collections per case. The specialties with the greatest growth in both cases and procedures were Pain, Orthopaedics, ENT and Podiatry.

Consolidated salaries and benefits for the pro forma combined results for the three months ended June 30, 2007 totalled $1.4 million, which exceeded the pro forma combined results for the three months ended March 31, 2007 by $47,000 or 3.6%. As a percent of net revenues, salaries and benefits decreased to 9.9% for the pro forma combined results for the three months ended June 30, 2007, a decrease of 1.1% from for the three months ended March 31, 2007, for which period percentage was 11.0% of net revenues. The decrease as a percent of net revenues was primarily due to maintaining staffing levels consistent with the number of cases during the three months ended March 31, 2007. In addition, the Kirby ASC had a decrease in the number of non-clinical employees during the three months ended June 30, 2007.

Consolidated drugs and medical supplies for the pro forma combined results for the three months ended June 30, 2007 totalled $1.1 million, which exceeded the pro forma combined results for the three months ended March 31, 2007 by $0.2 million or 30.0%. As a percent of net revenues, drugs and medical supplies increased to 7.7% for the pro forma combined results for the three months ended June 30, 2007, an increase of 0.9% from for the three months ended March 31, 2007, for which period the percentage was 6.8% of net revenues. The increase was due to an increase in the number of complex cases, resulting in an increase of procedures in the Orthopedic specialty, 93 procedures, and Podiatry specialty, 96 procedures. Both these specialties use a higher amount of medical supplies per case based on the procedures performed.

Consolidated general and administrative expense for the pro forma combined results for the three months ended June 30, 2007 totalled $1.2 million, which exceeded the pro forma combined results for the three months ended March 31, 2007 by $27,000 or 2.3%. As a percent of net revenues, general and administrative expense decreased to 8.5% for three months ended June 30, 2007, a decrease of 1.2% from for the three months ended March 31, 2007, for which period the percentage was 9.7% of net revenues. Most of the general and administrative expenses are fixed and remained consistent during the three months ended June 30, 2007.

Operating income (before distributions, non-controlling interests, withholding taxes, gain on foreign currency translation, change in the fair value of other liabilities, non-controlling interest) of $9.8 million for the three months ended June 30, 2007 exceeded the operating income for the three months ended March 31, 2007 by $1.5 million or 18.6%, as a result of an increase in net revenues of 15.6% and a decrease in salaries and benefits as a percentage of net revenues of 3.6%.

Comparison of the combined operating statistics for the three month period ended June 30, 2007 to the three month period ended June 30, 2006

Total cases for the three months ended June 30, 2007 totalled 2,388, a decrease of 132 cases or 5.2% over the same period in 2006, which totalled 2,520. The decrease was primarily related to the Pain specialty, decrease of 166 cases, and Orthopaedics specialty, decrease of 80 cases, offset by an increase of 88 cases in the ENT specialty, primarily at the Palladium ASC. The decrease in both the Pain and Orthopaedic specialties is primarily due to a shift to more complex cases, resulting in an increase to the number of procedures per case and a shift to ENT specialty cases. Physician vacations in the three month period ended June 30, 2007, which exceed the vacations in the prior year, accounted for the additional decrease in cases. Average collections per case are the highest for ENT, Podiatry and Orthopaedics.

Total procedures for the three months ended June 30, 2007 totalled 9,913, an increase of 1,315 procedures or 15.3% over the same period in 2006, which totalled 8,598. The increase was primarily related to the Pain specialty, increase of 341 procedures, ENT, increase of 493 procedures and Podiatry, increase of 277 procedures, as a result of shifting to more complex cases.

Results of Operations for the Pro Forma Combined Six Months Ended June 30, 2007
(in 000's of US $)
(unaudited)

	Actual 45 Days Ended June 30, 2007	Pro forma Combined January 1, 2007 to May 16, 2007	Pro forma Combined Six Months Ended June 30, 2007
Net patient service revenue	$ 6,818	$ 19,068	$ 25,886
Operating expenses			
Salaries and benefits	749	1,945	2,694
Drugs and supplies	503	1,378	1,881
General and administrative	592	1,753	2,345
Depreciation	151	477	628

	Actual 45 Days Ended June 30, 2007	Pro forma Combined January 1, 2007 to May 16, 2007	Pro forma Combined Six Months Ended June 30, 2007
Amortization	51	134	185
	2,046	5,687	7,733
Income from operations	**4,772**	**13,381**	**18,152**
Other expense (income)			
Distributions, non-controlling interest	222	821	1,043
Withholding taxes	167	574	741
Change in fair value of other liabilities, non-controlling interest	3,050	–	3,050
Unrealized gain on foreign currency	(2,344)	–	(2,344)
State franchise tax	49	–	49
Other expense (income)	(9)	19	10
	1,135	1,414	2,549
Income before income taxes and non-controlling interests	**3,637**	**11,967**	**15,604**
Income tax expense			
Current	133	449	582
Future	410	1,245	1,655
	543	1,694	2,237
Non-controlling interests	**1,725**	**4,075**	**5,800**
Net Income	**$ 1,369**	**$ 6,198**	**$ 7,567**
Net Income per common share (basic and diluted)	**$ 0.10**		
Weighted average shares outstanding (basic and diluted)	**13,117,899**		

Case and Procedure Mix of the Northstar ASCs
For the six months ended June 30, 2006 and 2007

Specialty	2006 Cases YTD	2006 Percentage of Cases YTD	2006 Procedures YTD	2006 Percentage of Procedures YTD	2007 Cases YTD	2007 Percentage of Cases YTD	2007 Procedures YTD	2007 Percentage of Procedures YTD
Pain Management	2,689	57.2%	11,562	70.1%	2,507	53.5%	11,674	63.3%
Orthopaedics	1,089	23.2%	2,773	16.8%	1,054	22.5%	2,887	15.6%
Podiatry	329	7.0%	801	4.9%	317	6.8%	1,360	7.4%
Gastro-intestinal	301	6.4%	433	2.6%	291	6.2%	470	2.5%
General Surgery	130	2.8%	513	3.1%	151	3.2%	593	3.2%
ENT	160	3.4%	410	2.5%	363	7.8%	1,469	8.0%
Total	**4,698**	**100.0%**	**16,492**	**100.0%**	**4,683**	**100.0%**	**18,453**	**100.0%**

Pro forma combined results for the six month period ended June 30, 2007

Net patient service revenues ("net revenues") for the six month period ended June 30, 2007, presented on a pro forma combined basis, totalled $25.9 million. Total cost of operations totalled $7.7 million or 29.9% of net revenues. Operating costs include salaries and benefits of $2.7 million or 10.4% of net revenues, drugs and supplies of $1.9 million or 7.3% of net revenues, general and administrative of $2.3 million or 9.1% of net revenues and depreciation and amortization of $0.8 million or 3.1% of net revenues. Distribution, non-controlling interest totalled $1.0 million, withholding tax totalled $0.7 million, unrealized gain on foreign currency exchange contracts totalled $2.3 million and change in fair value of other liabilities, non-controlling interest totalled $3.0 million. Income tax expense totalled $2.2 million. Non-controlling interests amounted to $5.8 million based on net income before taxes and non-controlling interests of $15.6 million for pro forma combined results for the six month period ended June 30, 2007.

The unrealized gain on foreign currency exchange contracts of $2.3 million relates to the fair value of the five-year foreign currency exchange contracts entered into to hedge exposure to fluctuations between the U.S. dollar and the Canadian dollar for future common share dividends.

The change in the fair value of other liabilities, non-controlling interest represents the change in fair value of Ventures' Class B Units of Northstar Healthcare Subco, LLC, during the forty-five day period ending June 30, 2007.

Comparison of the combined operating statistics for the six month period ended June 30, 2007 to the six month period ended June 30, 2006

Total cases for the six months ended June 30, 2007 totalled 4,683, a decrease of 15 cases or 0.3% over the same period in 2006, which totalled 4,698. The slight decrease was primarily related to a decrease in the Pain specialty, decrease of 182 cases and Orthopedic specialty, decrease of 35 cases, offset by an increase in ENT cases of 203. The decrease in both the Pain and Orthopedic specialties is primarily due to a shift to more complex cases, resulting in an increase to the number of procedures per case and a shift to ENT specialty cases. Timing of Physician vacations in the six month period ended June 30, 2007, which exceed the vacations in the prior period, accounted for the additional decrease in cases.

Total procedures for the six months ended June 30, 2007 totalled 18,453, an increase of 1,961 procedures or 10.6% over the same period in 2006, which totalled 16,492. The increase was primarily related to the ENT specialty, increase of 1,059 procedures and Podiatry specialty, increase of 599 procedures, as a result of shifting to more complex cases.

Reconciliation of Net Income to EBITDA
(in 000's of US $)
(unaudited)

	Actual 45 Days Ended June 30, 2007
Net Patient Service Revenue	$ 6,818
Net income	1,369
Add:	
Depreciation	151
Amortization	51
Unrealized gain on foreign currency exchange contracts	(2,344)
Change in fair value of other liabilities, non-controlling interest	3,050
Income taxes	543
EBITDA net of non-controlling interests, before unrealized gain on foreign currency	2,820

exchange contracts and change in fair value of the liabilities, non-controlling interest[(1)]........	
Less:	
Capital expenditures	(59)
EBITDA net of non-controlling interests, capital expenditures before unrealized gain on foreign currency exchange in fair value of other liabilities, non-controlling interest..............	2,761
EBITDA margin net of non-controlling interests, capital expenditures before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest..........	40.5%

(1) Cash available to the Company to pay dividends is $602 less than EBITDA net of controlling interest, before unrealized gain on foreign currency exchange contracts and change in fair value of the liabilities, non-controlling interest on account of (i) $59 of maintenance capital expenditures and (ii) income taxes of $543.

Forty-Five Days Ended June 30, 2007

EBITDA before non-controlling interests of the Physician Limited Partners and distributions to Ventures for the forty-five days ended June 30, 2007 was $3.0 million. The Company has a current policy of distributing its available cash from consolidated operations, subject to applicable laws, by way of a monthly dividend on Common Shares, after the retention of amounts considered reasonable and prudent by the Board of Directors for working capital and other purposes, including capital investment and capital reserves. The first dividend for the forty-five days ended June 30, 2007, was paid on July 16, 2007 in the amount of Cdn $0.148 per Common Share or Cdn $2.1 million (US $1.9 million).

The Company's current monthly dividend rate of Cdn $0.10 per Common Share was established at the time of its IPO Offering and was, in large part, based upon the historical results for the Northstar ASCs (adjusted for certain factors in connection with the change in capital structures, additional expense as a result of becoming a reporting issuer and synergies anticipated from the business combination).

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

The Company is dependent upon cash generated from operating activities of the Northstar ASCs, which are the source of financing for its operations and for meeting its contractual obligations. A majority of cash flows is distributed, on a monthly basis, to the Company and holders of minority partnership interests.

Dividend declarations are determined based on monthly reviews of the Company's earnings, capital expenditures and related cash flows. Such declarations take into account the Company's structure whereby available cash is to be distributed to the maximum extent considered prudent after (i) capital expenditures, (ii) minority interest, (iii) other expense and tax obligations, and (iv) reasonable capital and other reserves.

The Company determines the amount of its monthly dividend, based on periodic reviews of its estimated annual earning and related estimated annual cash flows.

As of June 30, 2007, the Company had net working capital of $16.5 million, including cash balances of $3.9 million and accounts receivable of $16.4 million. Accounts payable, dividends payable, income tax payable and accrued liabilities totalled $5.0 million. Total assets at June 30, 2007 were $176.5 million and total long-term liabilities were $21.4 million. Cash distributions declared in the period from May 17, 2007 to June 30, 2007 totalled $1.9 million or Cdn $0.148 per common share.

FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

The Company entered into foreign currency exchange flat forward contracts (the "Forward Contracts") to manage the Company's exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, which exposure arises from payment of dividends on its common shares.

As of June 30, 2007, the Company is committed to deliver $1.3 million U.S. dollars monthly in exchange for $1.4 million Canadian dollars as stipulated exchange rates as follows:

Contract Dates	US$ to be delivered	Cdn$ to be received	Cdn$ per US$
July 2007 – June 2012	76,603	83,405	1.0888

Changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the incomes statement. It is the Company's intention to maintain these contracts in place until their scheduled maturity dates.

Ventures, the promoter of the Company's initial public offering, provided collateral in the amount of $5.0 million to secure performance under these contracts.

RELATED PARTY TRANSACTIONS

Physicians who represent the non-controlling interests in the Northstar Partnerships, routinely provide independent professional services directly to patients utilizing the Northstar ASCs.

Ventures holds all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units.

Ventures also holds all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Subco on a pari passu basis with the holders of the Subco Class A Units, except if the Company's cash available to pay dividends for any month is less than 110% of the full month dividend. Ventures' distribution from Northstar Subco shall be deferred by the amount of any such shortfall.

Ventures has provided a $5.0 million revolving credit facility to the Company. The credit facility will bear interest at the 30 day LIBOR plus 300 basis points payable monthly. In addition, the Company has accrued a one-time commitment fee equal to 0.5% of the full amount of the credit facility, and will pay a fee equal to 0.25% per annum on all amounts not drawn on the credit facility which remain undrawn. To date, no amounts have been drawn on the credit facility.

Ventures has also provided cash collateral of $5.0 million as required to support the foreign currency arrangement. Ventures has received a fee equal to 1.0% of the amount of cash collateral provided at Closing. The cash collateral shall remain the property of Ventures and all income earned thereon, shall be for the benefit of Ventures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ form those estimates.

Management estimates are required with respect to the valuation of financial instruments, acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, determination of net revenue and income tax provisions.

Net patient service revenue of the Company includes amounts for services billed to private insurance carriers, federal and state agencies and patients. Billed revenues are recorded net of the estimated contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on historical payment data, current economic conditions and other pertinent facts for each Northstar ASC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Internal Controls over Financial Reporting ("ICOFR")

Disclosure controls and procedures within the Company are designed to provide reasonable assurance that all relevant information required to be disclosed in its annual and interim filings and other reports is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Northstar management.

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer and Corporate Secretary ("CFO") are responsible for establishing and maintaining the company's disclosure controls and procedures to provide reasonable assurance that all relevant information required to be disclosed is gathered and reported on a timely basis so that appropriate decisions can be made regarding public disclosure. It should be noted that while the CEO and CFO believe that disclosure controls and procedures can provide a reasonable level of assurance and they are effective, they do not expect that disclosure controls and procedures can prevent all errors and fraud. A control system, no matter how well designed or operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP focusing in particular on controls over information. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. A control system, no matter how well conceived and operated, can provide only reasonable, and not absolute assurance that the objectives of the control system are met. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. These weaknesses in internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected on a timely basis.

The Company has not fully completed its review and evaluation of the design of internal controls over financial reporting as envisioned under multilateral instrument 52-109. The Company expects to complete its assessment in fiscal 2008. Common with many small businesses, such as the Northstar Partnerships, lack of segregation of duties, weakness in control environment and IT general control processes were identified as areas where weakness existed. The existence of these weaknesses is to be compensated for by senior management monitoring. The Company is taking steps to augment and improve the design of procedures and controls impacting these areas of weakness over internal controls over financial reporting.

There has been no change in the design of the Company's internal control over financial reporting during the forty-five day period ended June 30, 2007, that would materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the C$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates.

We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends by the Company will be paid in U.S. dollars and the dividends will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, we have entered into Canadian dollar/U.S dollar exchange contracts at a rate $1.0888 for the total amount anticipated for dividends to common shareholders. The agreement consists of 60 monthly forward foreign exchange contracts, of which are all still open as of June 30, 2007.

At June 30, 2007, we had unrealized foreign exchange gains on the open forward currency exchange contracts totalling $2.3 million. If the Company had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the dividends to the Common Shareholders.

Risk Factors

In management's opinion, there has been no significant change in the risk factors articulated in the final prospectus dated May 16, 2007.

OUTSTANDING SHARE DATA

At June 30, 2007, the Company had 13,900,852 common shares outstanding.

OUTLOOK

The Company continues its focus on providing high quality health care services, enhancing the experience of patients, and offering expanded and new services. Management believes the Company will continue to benefit from the increasing demand for healthcare services in the United States, which continues to be positively impacted by changing demographics (increasing average age and life expectancy), and advances in science and technology. Nonetheless, there will continue to be industry-wide pressures on reimbursement programs to limit the escalation in healthcare costs.

The Company intends to continue its strategies of enhancing the operating efficiency of the Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity, Capital Resources and Financial Condition section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the interim financial statements for the period from May 17, 2007 to June 30, 2007, is available on SEDAR at www.sedar.com.

August 13, 2007

Interim Consolidated Financial Statements of

NORTHSTAR HEALTHCARE

NORTHSTAR HEALTHCARE INC.

Second Quarter 2007 – From the Inception of Operations on May 17, 2007 to June 30, 2007

(Unaudited)

Northstar Healthcare Inc.

Unaudited Consolidated Financial Statements

June 30, 2007

Contents

Unaudited Consolidated Financial Statements

NORTHSTAR HEALTHCARE INC.

Interim Consolidated Balance Sheet
(in thousands of U.S. dollars)
(Unaudited)

		June 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$	3,910
Accounts receivable		16,380
Inventory		484
Prepaid expenses and other current assets		722
		21,496
Long term		
Property and equipment (Note 3)		6,097
Foreign currency exchange contracts (Note 6)		2,344
Intangible assets (Note 4)		7,586
Goodwill		138,975
Other assets		47
		155,049
Total assets	$	176,545
LIABILITIES		
Current liabilities:		
Accounts payable	$	816
Dividends payable		1,890
Income tax payable		133
Accrued liabilities and other current liabilities		2,141
		4,980
Future income tax liability (Note 10)		410
Other liabilities, non-controlling interest (Note 8)		21,013
		21,423
Total liabilities		**26,403**
Non-controlling interests (Note 9)		10,945
Shareholders' equity		
Share capital (Note 7)		139,718
Deficit		(521)
Total shareholders' equity		139,197
Total liabilities and shareholders' equity	$	176,545

The accompanying notes are an integral part of the interim consolidated financial statements.

NORTHSTAR HEALTHCARE INC.

Interim Consolidated Statement of Operations and Deficit
(in thousands of U.S. dollars)
(unaudited)

	Period from May 17, 2007 to June 30, 2007
Net patient service revenue	$ 6,818
Operating expenses	
Salaries and benefits	749
Drugs and supplies	503
General and administrative	592
Depreciation and amortization	202
	2,046
Income from operations	**4,772**
Other expense (income)	
Distributions, non-controlling interest	222
Withholding taxes	167
Change in fair value, other liabilities, non-controlling interest (Note 8)	3,050
Unrealized gain on foreign currency	(2,344)
State franchise tax	49
Other income	(9)
	1,135
Income before income taxes and non-controlling interests	**3,637**
Income tax expense	
Current	133
Future	410
	543
Non-controlling interests	1,725
Net income	**$ 1,369**
Dividends	(1,890)
Deficit, end of period	**(521)**
Net income per common share (basic and diluted)	**$ 0.10**
Weighted average shares outstanding (basic and diluted)	13,117,899

The accompanying notes are an integral part of the interim consolidated financial statements.

NORTHSTAR HEALTHCARE INC.

Interim Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Period from May 17, 2007 to June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,369
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	202
Income tax expense	543
Unrealized gain on foreign currency exchange contracts	(2,344)
Non-controlling interests	1,725
Change in fair value of other liabilities, non-controlling interest	3,050
Changes in operating assets and liabilities (Note 2)	(1,575)
Cash Flows Provided By Operating Activities	**2,970**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Business acquisition, net of cash acquired of $999	(138,719)
Purchase of property and equipment	(59)
Cash Flows Used In Investing Activities	**(138,778)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Initial public offering and over-allotment proceeds of common shares, net of expenses	139,718
Cash Flows Provided By Financing Activities	**139,718**
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,910
CASH AND CASH EQUIVALENTS, beginning of period	-
CASH AND CASH EQUIVALENTS, end of period	$ **3,910**

The accompanying notes are an integral part of the interim consolidated financial statements.

NORTHSTAR HEALTHCARE INC.

Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, unless otherwise indicated)
For the period from May 17, 2007 to June 30, 2007
(unaudited)

References in these financial statements to "we" and "our" are to Northstar Healthcare Inc. (the "Company" or "NHC") and its subsidiaries as applicable. The Company was incorporated under the *Business Corporations Act* (British Columbia) on March 16, 2007 and commenced operations and following the completion of its initial public offering on May 17, 2007. NHC is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. NHC used the net proceeds of an initial public offering, including the over-allotment, to indirectly acquire a 70% partnership interest in The Palladium for Surgery–Houston, LLP (the "Palladium Partnership") and a 60% partnership interest in Medical Ambulatory Surgical Suites, LLP (the "Kirby Partnership" and together with the Palladium Partnership, the "Northstar Partnerships"), which operate two ambulatory surgery centres (the "Northstar ASCs") located in Houston. In addition, NHC manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Note 1. Significant Accounting Policies and Practices

(a) The consolidated financial statements of the Company are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The Northstar ASCs and management contracts are located in Texas, therefore all amounts are in U.S. dollars, unless otherwise noted.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. We consolidate when we can exercise control over operations and policies of an entity. When we consolidate, we combine the accounts of our subsidiaries with our accounts, and eliminate intercompany balances and transactions.

(c) Use of Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Foreign Exchange Exposure

We pay all cash dividends to common shareholders in Canadian dollars, but the Company's revenues and cash flows are generated in the United States. Therefore we are subject to foreign exchange exposure. We use foreign currency forward contracts to manage the foreign currency fluctuations related to the payment of cash dividends to common shareholders. However, our ability to extend or renegotiate these contracts as necessary depends on our future operating performance and cash flows, which are subject to economic conditions, interest rate levels and financial, competitive, business and other factors, many of which are beyond our control.

(e) Financial Statements

The consolidated financial statements contained in this report are as at and for the forty-five day period ended June 30, 2007. All financial information in this report is presented in U.S. dollars, unless otherwise noted. The financial statements contained in this report are unaudited and, in the opinion of management, contain all adjustments necessary for a fair presentation of the financial position, operating results and cash flows for the period presented. These adjustments are normal and recurring in nature.

Note 1. Significant Accounting Policies and Practices (continued)

(f) Cash and Cash Equivalents

We maintain our cash in bank deposit accounts that at times, may exceed U.S. and Canadian federally insured limits. We have not experienced any losses in such accounts, and we believe we are not exposed to any significant credit risks on cash equivalents.

For purposes of balance sheet presentation and reporting our cash flows, we define cash equivalents as highly liquid investments that mature in three months or less from the date of purchase.

(g) Accounts Receivable

On a periodic basis, the Company evaluates its accounts receivables based on the history of past write–offs and collections and current credit conditions and adjusts the carrying value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. The Company does not accrue finance or interest charges.

(h) Inventory

Inventory consists of various medical supplies and is valued at the lower of cost or net realizable value on the first-in, first-out method.

(i) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the related assets. The Company is amortizing the fair value of Property and Equipment over the remaining estimated useful lives remaining per the records of the acquired Northstar ASCs. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charged to operations when incurred.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3 – 5 years
Furniture and office equipment	7 Years
Medical equipment	5 Years
Leasehold improvements	Over the lease term

Note 1. Significant Accounting Policies and Practices (continued)

(j) Goodwill

Goodwill represents the difference between the price we paid for our interests in Northstar Partnerships, using the purchase method of accounting, and the fair value of the net tangible assets and identifiable intangible assets we acquired. We test goodwill for impairment at least annually, utilizing several testing methods.

In calculating the implied fair value of goodwill, the fair value is allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value over the amount assigned to other assets and liabilities is implied fair value of goodwill. We would record an impairment loss if the carrying amount of goodwill exceeded its implied fair value.

(k) Intangible Assets

Intangible assets primarily include the value of certain Physician Partner Contracts and are amortized over their estimated life of 19 years.

(l) Asset Impairment

We monitor events and changes in circumstances which may require us to review the carrying value of our property and equipment and intangible assets. We assess the recoverability of our property and equipment and intangible assets based on estimated undiscounted future operating cash flows.

We measure impairment, if any, by comparing the carrying value of an asset to its fair value. We recognize an impairment loss if the carrying value exceeds the fair value.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts.

(m) Net Patient Service Revenue

Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Revenue from management fees represents fees charged to the managed centers, based on a percent of collections, for managing the center's business operations. The revenue from these fees was less than $100, and was included in net patient service revenue.

(n) Third-Party Contractual Adjustments

Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Note 1. Significant Accounting Policies and Practices (continued)

(o) Income taxes

We use the asset and liability method to account for income taxes. Under the asset and liability method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax basis.

We measure future income tax assets and liabilities using income tax rates that we expect to apply to taxable income in the years when we expect those differences to be recovered or settled. We recognize the effect of a change in tax rates on future income tax assets and liabilities in income in the period that the rate change is effective.

We establish valuation allowances when necessary to reduce future income tax assets to the amount that is more likely than not to be realized.

(p) Earnings Per Share

We calculate net income per Common Share by dividing our reported net income by the number of Common Shares outstanding on each record date. Net income per Common Share presented is the sum of the monthly net income per the Common Share amounts for the reporting period.

(q) Financial Instruments

Our financial instruments consist of:

- Cash and cash equivalents,
- Accounts receivable,
- Accounts payable,
- Accrued wages, salaries and bonuses,
- Accrued operating expenses,
- Risk management contracts - foreign currency,
- Distributions payable,
- Other liabilities, non-controlling interest.

We describe our estimate of the fair values of these instruments, our exposure to credit risk, and our accounting policies for risk management contracts in the following sections.

Fair Value

We estimate that the fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued salaries, wages and bonuses, and accrued operating expenses approximate their carrying values due to the short maturities or other characteristics of these financial instruments.

We measure the fair value of risk management contracts and other liabilities, non-controlling interest at the end of each quarter.

(in thousands of U.S. dollars, unless otherwise indicated)

Note 1. Significant Accounting Policies and Practices (continued)

Credit Risk

Our financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and risk management contracts. We are exposed to credit risk, as follows:

- Cash and cash equivalents – we maintain our cash in bank deposit accounts that, at times, may exceed U.S. and Canadian federally insured limits.
- Accounts receivable – we are exposed to credit risk from insurers and patients.

Note 2. Business Acquisition:

NHC received $139,718 in net proceeds from the offering (including the Over-Allotment Option), after deducting fees payable by NHC to the Underwriters and the estimated expenses of the offering which totalled $13,858.

NHC used such net proceeds to acquire all of the Class A Units and indirectly acquire all of the Preferred Units and Common Units of Northstar Healthcare Acquisitions, L.L.C. ("Northstar Acquisitions"). All of the Class B Units of Northstar Acquisitions are held by Healthcare Ventures, Ltd. ("Ventures").

On Closing, Northstar Acquisitions used a portion of the proceeds from the sale of its equity interests to acquire all of the Preferred Units and Class A Units of Northstar Healthcare Subco, L.L.C. ("Northstar Subco").

Northstar Subco used a portion of these proceeds to indirectly acquire a 70% partnership interest, including the general partnership interest, in the Palladium Partnership and a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. Net proceeds received by NHC from the exercise of the Over-allotment Option were used to purchase an additional interest in the Palladium Partnership, resulting in Northstar Subco holding a 70% indirect interest in the Palladium Partnership.

Results from operations from these acquisitions have been included in the results for the period from the date of acquisition.

The acquisition has been accounted for using the purchase method. The purchase price of $139,718 has been preliminarily allocated to the assets and liabilities of the Northstar Partnerships as follows:

Net assets acquired at fair value, based on preliminary allocation:	
Current assets less current liabilities	$ 14,087
Property and equipment	6,189
Other long-term assets	15
Other intangibles	7,636
Other liabilities – non-controlling interest	(17,964)
Non-controlling interests	(9,220)
	743
Goodwill	138,975
	$ 139,718

(in thousands of U.S. dollars, unless otherwise indicated)

Note 2. Business Acquisition (continued)

The purchase price allocations are preliminary and are subject to changes once the final valuation of the assets acquired and liabilities assumed is completed.

The change in operating assets and liabilities on the consolidated statement of cash flows reflect the changes since the date of acquisition.

Note 3. Property and Equipment:

Cost		
Telephone equipment	$	26
Computer hardware		166
Computer software		68
Furniture and office equipment		170
Medical equipment		2,976
Leasehold improvements		2,842
Total cost		6,248
Accumulated depreciation		(151)
Net property and equipment	$	6,097

The depreciation expense charged to operations for the forty-five day period ended June 30, 2007, was $151.

Note 4. Intangible Assets

Intangible Assets represent the fair value of the assets that we obtained when we acquired our interests in the Northstar Partnerships. Intangible assets primarily include the value of certain Physician Partner Contracts and are amortized over their estimated useful life of 19 years. Amortization for the period was $51.

Note 5. Related Party

Physicians who represent the non-controlling interests in the Northstar Partnerships, routinely provide independent professional services directly to patients utilizing the Northstar ASCs (See Note 9).

Healthcare Ventures ("Ventures") holds all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. (See Note 9).

Ventures also holds all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Subco on a *pari passu* basis with the holders of the Subco Class A Units, except if the Company's cash available to pay dividends for any month is less than 110% of the full month dividend. Ventures' distribution from Northstar Subco shall be deferred by the amount of any shortfall. (See Note 8).

(in thousands of U.S. dollars, unless otherwise indicated)

Note 5. Related Party (continued)

Ventures has provided a $5.0 million revolving credit facility to the Company. The credit facility will bear interest at the 30 day LIBOR plus 300 basis points, payable monthly. In addition, the Company has accrued a one-time commitment fee equal to 0.5% of the full amount of the credit facility, and will pay a fee equal to .25% per annum on all amounts not drawn on the credit facility which remain undrawn. To date, no amounts have been drawn on the credit facility.

Ventures has also provided cash collateral of $5.0 million as required to support the foreign currency arrangement. Ventures has received a fee equal to 1.0% of the amount of cash collateral provided at Closing. The cash collateral shall remain the property of Ventures and all income earned thereon, shall be for the benefit of Ventures.

Note 6. Foreign Currency Contracts

The Company entered into foreign currency exchange contracts to manage the Company's exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, which exposure arises from payment of dividends on its common shares.

As of June 30, 2007, the Company is committed to deliver $1.3 million monthly in exchange for C$1.4 million at stipulated exchange rates as follows:

Contract Dates	US$ to be delivered	Cdn$ to be received	Cdn$ per US$
July 2007 – June 2012	76,603	83,405	1.0888

Changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the income statement. It is the Company's intention to maintain these contracts in place until their scheduled maturity dates.

Ventures, the promoter of the Company, provided collateral in the amount of $5.0 million to secure performance under these contracts.

Note 7. Common Shares

On March 16, 2007 the Company was incorporated with an authorized share structure with an unlimited number of common shares.

On May 17, 2007, the Company issued 12,087,698 common shares for net proceeds of $120,866 as part of an IPO. On June 5, 2007, the over-allotment option was exercised resulting in the issuance of 1,813,154 additional common shares for net proceeds of $18,852.

Note 8. Other Liabilities, Non-Controlling Interest Liability

In connection with the Company's initial public offering, Ventures has the right exercisable at any time after the second anniversary of closing of the initial public offering (but not more frequently than once in any six-month period) to request in writing that Northstar Healthcare Subco, L.L.C. ("Subco") enter into good faith negotiations with Ventures to purchase for cancellation all or any portion of the Subco Class B Units held by Ventures. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Northstar Healthcare Acquisitions, L.L.C Class B Units. Northstar Healthcare Acquisitions, L.L.C. ("Acquisitions") will purchase for cancellation all

(in thousands of U.S. dollars, unless otherwise indicated)

Note 8. Other Liabilities, Non-Controlling Interest Liability (continued)

outstanding Acquisitions Class B Units for a nominal amount on the date that all outstanding Subco Class B Units have been purchased for cancellation by Subco.

This liquidity right is treated as a liability of the Company and is recorded at fair value on the consolidated balance sheet. Any change in the fair value of the non-controlling interest liability is recognized in the consolidated statement of operations and deficit as a change in fair value, other liabilities, non-controlling interest liability.

Note 9. Non-Controlling Interests

Non-controlling interests at June 30, 2007 represents a 30% interest in the Palladium Partnership and a 40% interest in the Kirby Partnership, which are owned by the Physician Limited Partners ("PLP"). Non-controlling interests also includes the Acquisitions Class B Units held by Ventures. See Note 5. Non-controlling interests for the forty-five day period ended June 30, 2007 was $1,685 and $40, for the PLPs and Ventures, respectively.

Note 10. Income Taxes

(a) Reconciliation of Reported Income Tax Expense to Expected Income Tax Expense

The following table shows the reconciliation between income tax expense reported in our Consolidated Statements of Income and the income tax expense that would have resulted from applying the United States federal income tax rate of 35% to pre-tax income.

	Period from May 17, 2007 to June 30, 2007
Income before income taxes and non-controlling interests	$ 3,637
U.S. federal income tax rate	35%
Expected U.S. federal income tax expense	1,273
Permanent differences:	
Intercompany note interest expense	(438)
Change in fair value of non-controlling interests	1,067
Unrealized gain on foreign currency	(821)
Non-controlling interest	(604)
Other	66
	(730)
Total income taxes	$ 543

We have reduced our taxable income and, therefore, our calculation of income tax expense by interest expense on intercompany notes that bear interest at 11.1% and are eliminated in consolidation. The interest expense on these notes was $1,539 for the forty-five day period ended June 30, 2007.

(in thousands of U.S. dollars, unless otherwise indicated)

Note 10. Income Taxes (continued)

If United States tax authorities were to implement changes to the tax laws or their interpretation, and these changes did not allow us to reduce our taxable income and our calculation of income tax expense by all or a portion of certain interest expense, we may be required to pay higher income taxes and our cash distributions could be adversely affected.

(b) Future Income Tax Assets and Liabilities

The table below sets forth the tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities that are reported in our Consolidated Balance Sheets.

	June 30, 2007
Future income tax liabilities:	
Goodwill and intangibles	$ (410)
Net future income tax liability	$ (410)

Note 11. Lease Obligations

We lease property and certain equipment under non-cancellable operating lease arrangements, which expire at various dates through 2014. Certain leases of real property provide options to extend the lease terms.

We recorded rent expense under operating leases of $82 for the forty-five day period ended June 30, 2007.

Note 12. Lease Obligations (continued)

We summarize our future minimum payments under operating leases in the following table:

Year	Amount
2007 (remaining six months)	$ 330
2008	674
2009	695
2010	712
2011	730
Thereafter	1,635
Total	$ 4,776

Note 13. Employee Retirement, Savings Plan, and Benefits

The Company has adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations ("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the forty-five day period ended June 30, 2007, was $7.

Note 14. Business Segment Information

We operate in one reportable business segment and one geographic location and we operate only in the United States.

Form 52-109F2 - Certification of Interim Filings

I, Donald L. Kramer, Chief Executive Officer of Northstar Healthcare Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Northstar Healthcare Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2007

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Kenneth Klein, Chief Financial Officer of Northstar Healthcare Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Northstar Healthcare Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2007

[signature]

Chief Financial Officer

GOODMANS\\5480817.1

Northstar Healthcare Inc.

Northstar Healthcare Announces Third Quarter Results

HOUSTON, TX and TORONTO, ON, Nov. 14 - Northstar Healthcare Inc. (TSX:NHC) announced today its financial results for the three months ended September 30, 2007 as well as the period since completion of its initial public offering on May 17, 2007. There are no comparable financial statements for the corresponding periods in 2006, which were prior to the formation of Northstar. All dollar amounts are in United States currency unless otherwise stated. Percentage calculations are based on the numbers in the financial statements and may not correspond to rounded figures presented in this release.

During the third quarter, continuing solid performance at Northstar's operations was more than offset in its reported revenues and earnings by a $0.8 million reduction in net patient service revenues in respect of the previous 45-day period ended June 30, 2007, in accordance with Canadian GAAP. This resulted from the Company's introduction of new reporting and trending software that provides management with a significantly improved method of estimating net patient service revenues, and resulted in a change in management's estimates. Cash flow from operations remained positive and dividends were not affected by the change.

For the three months ended September 30, 2007, Northstar reported net patient service revenues of $12.5 million, income from operations of $8.1 million and net income of $0.3 million or $0.02 per share on a weighted average of 13,900,852 shares outstanding. Revenue, income from operations and net income were each reduced by $0.8 million, attributable to the change in management's estimates related to the previous period.

Net income was positively affected by a $4.0 million unrealized gain relating to foreign currency exchange contracts during the quarter. This gain relates to the change in fair value of the remaining 4.5 years of foreign currency exchange contracts entered into by the Company to hedge exposure to fluctuations between the U.S. dollar and the Canadian dollar for future common share dividends, as a result of the strengthening of the Canadian dollar during the period.

A $7.3 million non-cash change in the fair value of other liabilities, non-controlling interest, reduced net income in the quarter. This represents the change in fair value of the retained interest held by Healthcare Ventures during the three months ended September 30, 2007 as a result of the increase in the Company's common share price during the quarter.

Cash flows provided by operating activities for the quarter were $8.1 million.

Northstar reported cash available for dividends of $4.8 million or Cdn. $5.2 million for the three months ended September 30, 2007. Dividends declared during the quarter were Cdn.$4.2 million, resulting in a payout ratio of 79.5% for the period, based on calculations in common use . In its report for the 45 days of its second quarter, the Company calculated cash available for dividends net of current and future taxes. Using this method, Northstar's cash available for dividends in the third quarter would be $4.0 million or Cdn. $4.3 million and its payout ratio would be 96.3%.

Third quarter cash available for dividends also reflects a $0.8 million reduction attributable to the change in management's estimates related to the previous 45-day period, but accounted for prospectively in the third quarter. Had this reduction been attributed to the previous period, cash available for dividends in the third quarter net of current taxes would have been $5.6 million or Cdn. $6.1 million. Based on dividends of Cdn. $ 4.2 million, this would have resulted in a payout ratio of 68.7% for the third quarter.

The Company reports EBITDA which, while non-GAAP, is a useful measure of Northstar's profitability. During the third quarter, EBITDA net of non-controlling interests, capital expenditures, and before unrealized gain on foreign exchange contracts and change in fair value of other liabilities and non-controlling interest, was $4.8 million, providing an EBITDA margin of 38.5%.

Northstar also provides comparative operating statistics such as cases and procedures completed in its Management Discussion and Analysis. During the three months to September 30, 2007, Northstar's ambulatory surgical centres (ASCs) performed 9,848 procedures, a 4.9% increase from the 9,385 procedures conducted during the same period in 2006.

Northstar includes net patient service revenues reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. In determining net patient service revenue, management periodically reviews and evaluates historical payment data, payor mix and current economic conditions and adjusts, as required, the estimated collections as a percentage of gross billings in subsequent periods based on final settlements and collections.

"While accounting for the change to the estimating system reduced third quarter income, we are pleased with the continued strength of our cases and procedures during the quarter." said Dr. Donald Kramer, Chief Executive Officer of Northstar. "The fundamentals of Northstar's business continue to be sound and provide a solid platform for future dividends."

Financial Highlights

US$000 (except per share or where indicated)	**Three months ended September 30, 2007**	**May 17, 2007 to September 30, 2007**
Net patient service revenue	$12,508	$19,326
Income from operations	$8,120	$12,891
Net income	$322	$1,691
Net income per share	$0.02	$0.12
EBITDA[1]	$4,817	$7,576
EBITDA margin of above	38.5%	39.2%
Cash available for dividends[2]	$4,818	$7,443
Cash available for dividends $Cdn.[2]	$5,245	$8,104
Dividends declared $Cdn.	$4,170	$6,228
Payout ratio[2]	79.5%	76.9%

1: EBITDA is net of non-controlling interests, capital expenditures, and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest.

2: The payout ratio is based on cash available for dividends net of current taxes but not future taxes, as noted in the text of this release.

Financial results since inception

Northstar also reported financial results for the period from inception of operations on May 17, 2007 to September 30, 2007. Net patient service revenues for the period were $19.3 million. Income from operations was $12.9 million and net income was $1.7 million or $0.12 per common share.

Results from the period since inception were positively affected by an unrealized gain on foreign exchange contracts. The results were negatively affected by the non-cash change in the fair value of other liabilities, non-controlling interest as well as by the reduction in net patient revenue resulting from the change in estimating software and in the three months ended September 30, 2007.

Cash flows provided by operating activities since inception were $11.1 million.

The Company generated cash available for dividends, net of current tax payable, of $7.4 million or Cdn. $8.1 million in the period since inception. Dividends declared were Cdn. $6.2 million, resulting in a payout ratio for the period of 76.9%. Including future tax payable, cash available for dividends would have been $6.2 million or Cdn. $6.7 million and the payout ratio would be 92.3%.

EBITDA, net of non-controlling interests, capital expenditures, and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest, was $7.6 million, resulting in an EBITDA margin of 39.2%.

During the first nine months of 2007 to September 30, 2007, Northstar performed a total of 27,140 procedures, an increase of 1,550 procedures or 6.1% over the same period in 2006. The increase was primarily related to an increase in ear, nose and throat specialty procedures of 1,176, an increase of 535 podiatry procedures and a shift to more complex cases overall.

"Seasonal trends indicate that the fourth quarter of 2007 will be stronger than earlier periods while, longer term, we are confident that demand for healthcare services will continue to grow in the United States," said Dr. Kramer. "We believe our strategic direction of increasing efficiencies, growing organically and further acquisitions will continue to provide strong cash flows."

Total assets at September 30, 2007 were $179.4 million. Total long-term liabilities were $29.6 million. Northstar had net working capital of $13.8 million, including cash balances of $4.6 million and accounts receivable of $12.8 million. Accounts payable, dividends payable, income tax payable and accrued liabilities totaled $4.9 million.

Full financial statements and Management's Discussion & Analysis are available on the Company's website at: www.northstar-heathcare.com and at www.sedar.com.

Management Conference Call – November 15 at 9:00 a.m.

Northstar will hold a conference call for analysts and interested listeners with CEO Dr. Donald Kramer and Chief Financial Officer Ken Klein to discuss the results of the third quarter on Thursday November 15 at 9:00 a.m.

Details of the Conference Call:

Date: November 15, 2007
Time: 9:00 a.m. ET
Call in number: 416-644-3425 or 800-595-8550.

A live audio feed of the call will also be available on the Internet at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2090440

A replay of the call will be available from 11:00 a.m. (ET) on November 15, 2007 until 11:59 p.m. on November 22, 2007.

Replay number: 416-640-1917 or 877-289-8525,
Pass code 21253103#.

The replay can also be accessed through the Internet at the above address.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston - a 70% partnership interest in The Palladium for Surgery - Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

Forward-looking statements

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

-30-

For more information, contact:

Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

HOUSTON, TX and TORONTO, Nov. 15 - Northstar Healthcare Inc. (TSX:NHC) wishes to correct a statement contained in the Company's November 14, 2007 earnings press release.

Had the $0.8 million reduction in net patient service revenues attributable to the change in management's estimates related to the 45-day period ended June 30, 2007, but accounted for prospectively in the third quarter, been attributed to the previous period, cash available for dividends in the third quarter net of current taxes would have been $5.4 million or Cdn. $5.8 million, rather than the $5.6 million or Cdn $6.1 million reported in yesterday's press release. Based on dividends of Cdn. $4.2 million, this would have resulted in a payout ratio of 71.3% for the third quarter, rather than the 68.7% previously reported.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston - a 70% partnership interest in The Palladium for Surgery - Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

Forward-looking statements

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such

forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

-30-

For more information, contact:

Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

NORTHSTAR HEALTHCARE

NORTHSTAR HEALTHCARE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Third Quarter 2007

From the Inception of Operations on May 17, 2007 to September 30, 2007 and the Three Months Ended September 30, 2007

The following management discussion and analysis of the financial condition and results of operations of Northstar Healthcare Inc. (the "Company" or "NHC") for the period from May 17, 2007 to September 30, 2007 is provided as of November 14, 2007. It is supplemental to, and should be read in conjunction with the financial statements of the Company for the period from May 17, 2007 to September 30, 2007. The Company's financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Substantially all of the Company's operating cash flows are in U.S. dollars; accordingly, all amounts presented herein are stated in U.S. dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains "forward-looking statements" that involve significant known and unknown risks, uncertainties and assumptions. Important assumptions relating to the forward-looking statements contained in this management's discussion and analysis include expansion, capital expenditures, competitive conditions and gross economic conditions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, the risk factors described in this management's discussion and analysis. Should one or more of these risks or uncertainties materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements. These forward-looking statements are made as of the date hereof and we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

NON-GAAP FINANCIAL MEASURES

This management's discussion and analysis contains references to EBITDA (earnings before interest, taxes, depreciation and amortization). Management believes that EBITDA is a useful supplemental measure of cash available for dividends prior to debt service, capital expenditures, income taxes and other reserves. However, EBITDA is not a recognized earnings measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss (which are determined in accordance with Canadian GAAP) as an indicator of the performance of the Company or its subsidiaries or as a measure of liquidity and cash flows.

PRESENTATION OF FINANCIAL INFORMATION

The Company was incorporated on March 16, 2007 and completed its initial public offering and acquisition of its subsidiaries on May 17, 2007.

The period ended September 30, 2007 (part of fiscal year 2007) includes from the inception of operations on May 17, 2007 to September 30, 2007. There are no financial statements for the 2006 prior period for the Company (or its subsidiaries) that can be used on a comprehensive basis for comparing the operating results for the period from May 17, 2007 to September 30, 2007 with those of the year-ending period. At the time of the Company's initial public offering, it acquired controlling interests in two distinct businesses: The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LLP (the "Kirby Partnership" and together with the Palladium Partnership, the "Northstar Partnerships"). Historically, neither the Palladium Partnership nor the Kirby Partnership prepared quarterly financial statements. Accordingly, it is impracticable to present prior-period information on a basis consistent with the results for the period from May 17, 2007 to September 30, 2007 and the three months ended September 30, 2007.

We have provided a number of comparative operating statistics, such as cases and procedures performed at the facilities operated by the Palladium Partnership and the Kirby Partnership for the three- and nine-month periods ended September 30, 2007 compared with the prior year periods. Cases and procedures are key drivers of our revenues. This information is not intended to provide a comprehensive comparison of financial results, as gross billings and net patient service revenues vary by patient, insurance carrier and procedure.

GENERAL

Northstar Healthcare Inc. (the "Company" or "NHC") was incorporated under the Business Corporations Act (British Columbia) on March 16, 2007. NHC is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. NHC used the net proceeds of an initial public offering, including the over-allotment, to indirectly acquire a 70% partnership interest in the Palladium Partnership and a 60% partnership interest in the Kirby Partnership, which operate two ambulatory surgery centres (the "Northstar ASCs") located in Houston. In addition, NHC manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery - Houston and the Kirby Surgery Center.

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 108 surgeons with medical staff privileges.

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ear, nose and throat ("ENT"), pain management and general surgery.

Results of Operations for the Three Months Ended September 30, 2007
(in 000's of US $, except per share data)
(unaudited)

	Three Months Ended September 30, 2007
Net patient service revenue	$ 12,508
Operating expenses	
Salaries and benefits	1, 544
Drugs and supplies	852
General and administrative	1,558
Depreciation	334
Amortization	100
	4,388
Income from operations	**8,120**
Other expense (income)	433
Distributions, non-controlling interest	346
Withholding taxes	7,333
Change in fair value of other liabilities, non-controlling interest	(4,014)
Unrealized gain on foreign currency	89
State franchise tax	(36)
Other expense (income)	
	4,151
Income before income taxes and non-controlling interests	**3,969**
Income tax expense	
Current	(1)

	Three Months Ended September 30, 2007
Future	839
	838
Non-controlling interests	**2,809**
Net Income	**$ 322**
Net Income per common share (basic and diluted)	**$ 0.02**
Weighted average shares outstanding (basic and diluted)	**13,900,852**

Case and Procedure Mix of the Northstar ASCs
For the three months ended September 30, 2006 and 2007
(unaudited)

Speciality	3Q 2006 Cases	3Q 2006 Percentage of Cases	3Q 2006 Procedures	3Q 2006 Percentage of Procedures	3Q 2007 Cases	3Q 2007 Percentage of Cases	3Q 2007 Procedures	3Q 2007 Percentage of Procedures
Pain Management	1,546	58.4%	6,607	70.4%	1,481	58.3%	6,718	68.2%
Orthopaedics	565	21.4%	1,431	15.2%	485	19.1%	1,288	13.1%
Podiatry	159	6.0%	377	4.0%	167	6.6%	639	6.5%
Gastro-intestinal	176	6.5%	259	2.8%	155	6.1%	234	2.4%
General Surgery	106	4.0%	292	3.1%	98	3.9%	318	3.2%
ENT	98	3.7%	419	4.5%	153	6.0%	651	6.6%
Total	**2,650**	**100.0%**	**9,385**	**100.0%**	**2,539**	**100.0%**	**9,848**	**100.0%**

Three Months Ended September 30, 2007

For the three months ended September 30, 2007, net patient service revenues totalled $12.5 million. Total cost of operations totalled $4.4 million or 35.1% of net patient service revenues. Operating costs include salaries and benefits of $1.5 million or 12.3% of net patient service revenues, drugs and supplies of $0.9 million or 6.8% of net patient service revenues, general and administrative of $1.6 million or 12.5% of net patient service revenues and depreciation and amortization of $0.4 million or 3.5% of net patient service revenues. Distributions, non-controlling interest totalled $0.4 million, withholding tax totalled $0.3 million, unrealized gain on foreign currency exchange contracts totalled $4.0 million and change in fair value of other liabilities non-controlling interest totalled $7.3 million. Non-controlling interests amounted to $2.8 million based on net income before taxes and non-controlling interest of $4.0 million.

As indicated in the notes to the financial statements for the Palladium Partnership and the Kirby Partnership included in the Company's final prospectus, net patient service revenues are reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered. The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures. Additional factors in the determination of net patient service revenues are the Company's payor mix, as between private health insurance plans, workers' compensation, government payor plans and directly from patients, and changing reimbursement practices of such payors. Management focuses on the optimization of the payor mix, which varies from period to period in the ordinary course. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine net patient service revenues) as required in subsequent periods based on final settlements and collections.

In the third quarter of 2007, the Company introduced new reporting and trending software that has provided management a significantly improved method of predicting net patient service revenues. This new software identified fluctuations in historical collection percentages relative to previous estimates, causing management to

revise downwards its estimated collection percentages used to calculate net patient service revenues. As a result of this change and actual collections at the Kirby Partnership, the Company reduced its third quarter 2007 net patient service revenues by $0.8 million in respect of the forty-five day period ending June 30, 2007 as a prospective change in accordance with Canadian GAAP.

The Company's new reporting and trending software also indicated that actual collections at the Kirby Partnership for the year ended December 31, 2006, the three-month period ended March 31, 2007 and the 46-day period ended May 16, 2007 (the day immediately prior to the completion of the Company's initial public offering) were lower than the reported net patient service revenues for those periods, which were based on management's estimate of collections. An application of the data generated by this software, the results of management's review of the actual collections and taking into account the shifting payor mix would have resulted in the net patient service revenues for the Kirby Partnership for such periods being $2.4 million, $1.0 million and $0.6 million lower, respectively, than the figures reported for such periods. These lower figures were offset somewhat by higher actual collections at the Palladium Partnership for the year ended December 31, 2006 and the three months ended March 31, 2007, which were $0.6 million and $0.2 million higher than the reported net patient service revenues for the Palladium Partnership for those periods, respectively. For the 46 days ended May 16, 2007, the Palladium Partnership actually collected $0.3 million less than its reported net patient service revenues for such period. Taken together, the Company's pro forma net patient service revenues for the year ended December 31, 2006, the three-month period ended March 31, 2007 and the 46-day period ended May 16, 2007 would have been $1.8 million, $0.9 million and $0.9 million lower than the reported figures for such periods had such information been available to the Company at such time, with a corresponding impact on the Company's pro forma accounts receivable at such dates.

Net patient service revenues for the three months ended September 30, 2007 increased by $1.0 million compared to the pro forma net patient service revenues for the three months ended June 30, 2007 if the $0.9 million adjustment applicable to the forty-six day period ended May 16, 2007 is deducted from the net patient service revenues for such period and if the $0.8 million adjustment applicable to the forty-five day period ending June 30, 2007 is deducted from the net patient service revenues for such period and not from the three months ended September 30, 2007. Further, net patient service revenues for the three months ended September 30, 2007 increased by $1.4 million compared to the pro forma net patient service revenues for the three months ended March 31, 2007 if the $0.9 million adjustment applicable to the three months ended March 31, 2007 is deducted from the net patient service revenues for such period and if the $0.8 million adjustment applicable to the forty-five day period ending June 30, 2007 is deducted from the net patient service revenues for such period and not from the three months ended September 30, 2007.

Total cost of operations totalled $4.4 million or 35.1% of net patient service revenues, compared with 30.0% for the forty-five day period ending June 30, 2007. This increase was due to the $0.8 million prospective net patient service revenues adjustment recorded in the three months ended September 30, 2007. General and operating expenses increased by $0.3 million during the period as compared with the pro forma three months ended June 30, 2007, as a result of increased legal and accounting expenses.

The unrealized gain on foreign currency exchange contracts of $4.0 million relates to the change for the three months ended September 30, 2007 in fair value of the five-year foreign currency exchange contracts entered into by the Company to hedge exposure to fluctuations between the U.S. dollar and the Canadian dollar for future common share dividends, as a result of the strengthening of the Canadian dollar during the period.

The $7,333 change in the fair value of other liabilities, non-controlling interest represents the change in fair value of the Class B Units of Northstar Healthcare Subco, LLC ("Northstar Subco") held by Healthcare Ventures, Ltd. ("Ventures") during the three months ended September 30, 2007 as a result of the increase in the Company's common share price during such period. This item is recorded as an expense of the Company under Canadian GAAP as a result of the negotiation right held by Ventures entitling it to request that Northstar Subco enter into good faith negotiations to purchase for cancellation all or any portion of the Class B Units of Northstar Subco held by Ventures. The price paid for such Northstar Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Class B Units of Northstar Healthcare Acquisitions, L.L.C ("Northstar Acquisitions"). Northstar Acquisitions will purchase for cancellation all outstanding Class B Units of Northstar Acquisitions for a nominal amount on the date that all outstanding Class B Units of Northstar Subco have been purchased for cancellation by Northstar Subco.

Comparison of the combined operating statistics for the three-month period ended September 30, 2007 to the three-month period ended September 30, 2006

There are no financial statements for the 2006 prior period for the Company (or its subsidiaries) that can be used on a comprehensive basis for comparing the current three month period's operating results with a prior period. At the time of the Company's initial public offering, it acquired controlling interests in two distinct businesses; the Palladium Partnership and the Kirby Partnership. Historically, neither the Palladium Partnership nor the Kirby Partnership prepared quarterly financial statements. Accordingly, it is impracticable to present prior-period information on a basis consistent with the results for the three months ended September 30, 2007.

We have provided a number of comparative operating statistics, such as cases and procedures performed at the facilities operated by the Palladium Partnership and the Kirby Partnership for the three- and nine-month periods ended September 30, 2007 compared with the prior year periods. Cases and procedures are key drivers of our revenues. This information is not intended to provide a comprehensive comparison of financial results, as gross billings and net patient service revenues vary by patient, insurance carrier and procedure.

A case is defined as a patient visit to the ambulatory surgery center on a specific date of service. A procedure is defined as the actual surgery or surgeries that are performed on the date of service. As a result, there may be more than a single procedure performed during a specific case.

Total cases for the three months ended September 30, 2007 were 2,539, a decrease of 111 cases or 4.2% over the 2,650 total cases in the same period in 2006. The decrease was primarily related to the Orthopaedics specialty (decrease of 80 cases) and Pain specialty (decrease of 65 cases), offset by an increase of 55 cases in the ENT specialty, primarily at the Palladium ASC. The decrease in both the Pain and Orthopaedic specialties is primarily due to a shift to more complex cases, resulting in an increase to the number of procedures per case and a shift to ENT and Podiatry specialty cases. Average collections per case are the highest for ENT, Podiatry and Orthopaedics.

Total procedures for the three months ended September 30, 2007 were 9,848, an increase of 463 procedures or 4.9% over the same period in 2006, which totalled 9,385. The increase was primarily related to the Podiatry specialty (increase of 262 procedures), ENT (increase of 232 procedures) and Pain specialty (increase of 111) as a result of shifting to more complex cases.

Results of Operations from the Inception of Operation on May 17, 2007 to September 30, 2007
(in 000's of US $, except per share data)
(unaudited)

	Period from May 17, 2007 to September 30, 2007
Net patient service revenue	$ 19,326
Operating expenses	
Salaries and benefits	2,293
Drugs and supplies	1,355
General and administrative	2,151
Depreciation	485
Amortization	151
	6,435
Income from operations	**12,891**
Other expense (income)	
Distributions, non-controlling interest	655
Withholding taxes	512
Change in fair value of other liabilities, non controlling interest	10,382

	Period from May 17, 2007 to September 30, 2007
Unrealized gain on foreign currency	(6,358)
State franchise tax	138
Other expense (income)	(45)
	5,284
Income before income taxes and non-controlling interests	7,607
Income tax expense	
Current	133
Future	1,249
	1,382
Non-controlling interests	**4,534**
Net Income	**$ 1,691**
Net Income per common share (basic and diluted)	**$ 0.12**
Weighted average shares outstanding (basic and diluted)	**13,647,544**

Case and Procedure Mix of the Northstar ASCs
For the nine months ended September 30, 2006 and 2007

Speciality	2006 Cases YTD	2006 Percentage of Cases YTD	2006 Procedures YTD	2006 Percentage of Procedures YTD	2007 Cases YTD	2007 Percentage of Cases YTD	2007 Procedures YTD	2007 Percentage of Procedures YTD
Pain Management	4,237	57.7%	17,904	69.8%	3,988	55.2%	17,750	65.3%
Orthopaedics	1,654	22.5%	4,186	16.4%	1,541	21.3%	4,120	15.2%
Podiatry	488	6.6%	1,166	4.6%	484	6.7%	1,701	6.3%
Gastro-intestinal	477	6.5%	690	2.7%	446	6.2%	665	2.5%
General Surgery	284	3.9%	808	3.2%	285	3.9%	892	3.3%
ENT	208	2.8%	836	3.3%	481	6.7%	2,012	7.4%
Total	**7,348**	**100.0%**	**25,590**	**100.0%**	**7,225**	**100.0%**	**27,140**	**100.0%**

From the inception of operations on May 17, 2007 to September 30, 2007

Net patient service revenues for the period from May 17, 2007 to September 30, 2007, totalled $19.3 million. Total cost of operations totalled $6.4 million or 33.3% of net patient service revenues. Operating costs include salaries and benefits of $2.3 million or 11.9% of net patient service revenues, drugs and supplies of $1.4 million or 7.0% of net patient service revenues, general and administrative of $2.2 million or 11.1% of net patient service revenues and depreciation and amortization of $0.6 million or 3.3% of net patient service revenues. Distribution, non-controlling interest totalled $0.7 million, withholding tax totalled $0.5 million, unrealized gain on foreign currency exchange contracts totalled $6.4 million and change in fair value of other liabilities, non-controlling interest totalled $10.4 million. Income tax expense totalled $1.4 million. Non-controlling interests amounted to $4.5 million based on net income before taxes and non-controlling interests of $7.6 million.

The unrealized gain on foreign currency exchange contracts of $6.4 million relates to the change for the period from May 17 to September 30, 2007 in fair value of the five-year foreign currency exchange contracts entered into by the

Company to hedge exposure to fluctuations between the U.S. dollar and the Canadian dollar for future common share dividends, as a result of the strengthening of the Canadian dollar during the period.

The $10,382 change in the fair value of other liabilities, non-controlling interest represents the change in fair value of the Class B Units of Northstar Subco held by Ventures during the period from May 17, 2007 to September 30, 2007 as a result of the increase in the Company's common share price during such period. This item is recorded as an expense of the Company under Canadian GAAP as a result of the negotiation right held by Ventures entitling it to request that Northstar Subco enter into good faith negotiations to purchase for cancellation all or any portion of the Class B Units of Northstar Subco held by Ventures. The price paid for such Class B Units of Northstar Subco will be equal to their fair market value plus the fair market value of a corresponding number of Class B Units of Northstar Acquisitions. Northstar Acquisitions will purchase for cancellation all outstanding Class B Units of Northstar Acquisitions for a nominal amount on the date that all outstanding Class B Units of Northstar Subco have been purchased for cancellation by of Northstar Subco.

Comparison of the combined operating statistics for the nine month period ended September 30, 2007 to the nine month period ended September 30, 2006

Total cases for the nine months ended September 30, 2007 were 7,225, a decrease of 123 cases or 1.7% over the same period in 2006, which were 7,348. The slight decrease was primarily related to a decrease in the Pain specialty (decrease of 249 cases) and Orthopedic specialty (decrease of 116 cases), offset by an increase in ENT cases of 273. The decrease in both the Pain and Orthopedic specialties is primarily due to a shift to more complex cases, resulting in an increase to the number of procedures per case and a shift to ENT specialty cases.

Total procedures for the nine months ended September 30, 2007 were 27,140, an increase of 1,550 procedures or 6.1% over the same period in 2006, which were 25,590. The increase was primarily related to the ENT specialty, increase of 1,176 procedures and Podiatry specialty, increase of 535 procedures, as a result of shifting to more complex cases.

Reconciliation of Net Income to EBITDA
(in 000's of US $)
(unaudited)

	Three Months Ended September 30, 2007	Period from May 17, 2007 to September 30, 2007
Net patient service revenue	$ 12,508	$ 19,326
Net income	$ 322	$ 1,691
Add:		
Depreciation	334	485
Amortization	100	151
Unrealized gain on foreign currency exchange contracts	(4,014)	(6,358)
Change in fair value of other liabilities, non-controlling interest	7,333	10,382
Income taxes	838	1,382
EBITDA net of non-controlling interests and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest	4,914	7,733
Less: Capital expenditures	(97)	(157)
EBITDA net of non-controlling interests and capital expenditures, and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest	$ 4,816[(1)]	$ 7,576[(2)]

	Three Months Ended September 30, 2007	Period from May 17, 2007 to September 30, 2007
EBITDA margin net of non-controlling interests and capital expenditures, and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest	38.5%	39.2%

(1) Cash available to the Company to pay dividends for the three months ended September 30, 2007 is $1 greater than EBITDA net of non-controlling interest and capital expenditures, and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest, on account of current taxes.

(2) Cash available to the Company to pay dividends for the period from May 17, 2007 to September 30, 2007 is $133 less than EBITDA net of non-controlling interest and capital expenditures, and before unrealized gain on foreign currency exchange contracts and change in fair value of other liabilities, non-controlling interest, on account of current taxes.

Inception of Operations on May 17, 2007 to September 30, 2007

EBITDA before non-controlling interests of the Physician Limited Partners and distributions to Ventures for the period from May 17, 2007 to September 30, 2007 was $7.7 million. The Company has a current policy of distributing its available cash from consolidated operations, subject to applicable laws, by way of a monthly dividend on Common Shares, after the retention of amounts considered reasonable and prudent by the Board of Directors for working capital and other purposes, including capital investment and capital reserves. Cash distributions declared in the period from May 17, 2007 to September 30, 2007 totalled $5.7 million or $0.41 (Cdn $0.448) per common share.

The Company's current monthly dividend rate of Cdn $0.10 per Common Share was established at the time of its initial public offering and was, in large part, based upon the historical results for the Northstar ASCs (adjusted for certain factors in connection with the change in capital structures, additional expense as a result of becoming a reporting issuer and synergies anticipated from the business combination).

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity refers to an entity's ability to meet its financial obligations and commitments as they become due. Management anticipates that cash flows from operations and funds provided from time to time under available credit facilities will provide the Company with sufficient liquidity to manage accounts receivable, inventory and other short-term cash requirements for the next 12 months. Management expects to have sufficient working capital to meet the Company's obligations for the remainder of 2007 and in 2008.

The Company is dependent upon cash generated from operating activities of the Northstar ASCs, which are the source of financing for its operations and for meeting its contractual obligations. A majority of the Northstar ASCs' cash flows is distributed, on a monthly basis, to the Company and holders of minority partnership interests.

Dividend declarations are determined based on monthly reviews of the Company's earnings, capital expenditures and related cash flows. The Company has adopted a policy of distributing its available cash from consolidated operations, subject to applicable law and the terms of any then existing indebtedness, by way of monthly dividends on the Common Shares, after the retention of amounts considered reasonable and prudent by the Company's board of directors for working capital and other purposes, including capital investment and capital reserves.

The Company determines the amount of its monthly dividend, based on periodic reviews of its estimated annual earning and related estimated annual cash flows.

The Company's cash flow will vary from quarter to quarter based on seasonality of the operations. Based on historical trends, net patient service revenues for the third and fourth calendar quarters typically exceed the first and second calendar quarters by 4.0% to 5.0% in aggregate.

The Company's cash flow from operations was $8.1 million and $11.1 million for the three months ended September 30, 2007 and the period since inception of May 17, 2007 to September 30, 2007, respectively. Dividends paid and distributions to non-controlling interests were $7.3 million for both the three months ended September 30, 2007 and the period since inception of May 17, 2007 to September 30, 2007. Capital expenditures were $0.1 million and $0.2 million for the three months ended September 30, 2007 and the period since inception of May 17, 2007 to September 30, 2007, respectively.

As of September 30, 2007, the Company had net working capital of $13.8 million, including cash balances of $4.6 million and accounts receivable of $12.8 million. Accounts payable, dividends payable, income tax payable and accrued liabilities totalled $4.9 million. Total assets at September 30, 2007 were $179.4 million and total long-term liabilities were $29.6 million. Cash dividends declared in the period from May 17, 2007 to September 30, 2007 totalled $5.7 million or $0.41 (Cdn $0.448) per common share.

FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

The Company entered into foreign currency exchange flat forward contracts (the "Forward Contracts") to manage the Company's exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, which exposure arises from payment of dividends on its common shares.

As of September 30, 2007, the Company is committed to deliver approximately $1.3 million U.S. dollars monthly to the Forward Contract counterparties in exchange for approximately $1.4 million Canadian dollars at stipulated exchange rates as follows:

Contract Dates	US$ to be delivered	Cdn$ to be received	Cdn$ per US$
October 2007 – June 2012	71,496	77,845	1.0888

Changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the consolidated statement of operations. It is the Company's intention to maintain these contracts in place until their scheduled maturity dates. The Company intends to maintain an ongoing hedging policy in the future having regard to the volatility in the rates of exchange between the Canadian dollar and U.S. dollar at that time.

Ventures, the promoter of the Company's initial public offering, provided collateral in the amount of $5.0 million to secure performance under these contracts.

RELATED PARTY TRANSACTIONS

Physicians who represent the non-controlling interests in the Northstar Partnerships, routinely provide independent professional services directly to patients utilizing the Northstar ASCs.

Ventures holds all of the Class B Units of Northstar Acquisitions. Each Northstar Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreements with the Northstar ASCs and the other facilities managed by Northstar Acquisitions), payable after all distributions have been made to the holders of Northstar Acquisitions Preferred Units and Northstar Acquisitions Class A Units.

Ventures also holds all of the Class B Units of Northstar Subco. Each Northstar Subco Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Subco on a *pari passu* basis with the holders of the Northstar Subco Class A Units, except if the Company's cash available to pay dividends for any month is less than

110% of the aggregate initial full monthly dividend, Ventures' distribution from Northstar Subco shall be deferred by the amount of any such shortfall.

Ventures has provided a $5.0 million revolving credit facility to the Company. The credit facility will bear interest at the 30 day LIBOR plus 300 basis points payable monthly. In addition, the Company has accrued a one-time commitment fee equal to 0.5% of the full amount of the credit facility, and will pay a fee equal to 0.25% per annum on all amounts not drawn on the credit facility which remain undrawn. To date, no amounts have been drawn on the credit facility.

Ventures has also provided cash collateral of $5.0 million as required to support the foreign currency arrangement. Ventures has received a fee equal to 1.0% of the amount of cash collateral provided at the closing of the Company's initial public offering. The cash collateral shall remain the property of Ventures and all income earned thereon, shall be for the benefit of Ventures.

Included in accrued liabilities and other current liabilities is $0.5 million related to the subordination of a portion of Northstar Subco's prior monthly distributions to Ventures, the Northstar Subco distribution to Ventures in respect of September 2007 that was paid in October 2007 and certain revolving credit facility fees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ form those estimates.

Management estimates are required with respect to the valuation of financial instruments, acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, determination of net patient service revenues and income tax provisions.

Net patient service revenues of the Company includes amounts for services billed to private insurance carriers, federal and state agencies and patients. Billed revenues are recorded net of the estimated contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on historical payment data, current economic conditions and other pertinent facts for each Northstar ASC. Management reviews and evaluates historical payment data and current economic conditions on a quarterly basis and adjusts its estimates as appropriate.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Internal Controls over Financial Reporting ("ICOFR")

Disclosure controls and procedures within the Company are designed to provide reasonable assurance that all relevant information required to be disclosed in its annual and interim filings and other reports is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Northstar management.

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer and Corporate Secretary ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures to provide reasonable assurance that all relevant information required to be disclosed is gathered and reported on a timely basis so that appropriate decisions can be made regarding public disclosure. It should be noted that while the CEO and CFO believe that disclosure controls and procedures can provide a reasonable level of assurance and they are effective, they do not expect that disclosure controls and procedures can prevent all errors and fraud. A control system, no matter how well designed or operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP focusing in particular on controls over information. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. A control system, no matter how well conceived and operated, can provide only reasonable, and not absolute assurance that the objectives of the control system are met. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. These weaknesses in internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected on a timely basis.

The Company has not fully completed its review and evaluation of the design of internal controls over financial reporting as envisioned under multilateral instrument 52-109. The Company expects to complete its assessment in fiscal 2008. Common with many small businesses, such as the Northstar Partnerships, lack of segregation of duties, weakness in control environment and IT general control processes were identified as areas where weakness existed. The existence of these weaknesses is to be compensated for by senior management monitoring. The Company is taking steps to augment and improve the design of procedures and controls impacting these areas of weakness over internal controls over financial reporting.

There has been no change in the design of the Company's internal control over financial reporting during the period from inception of operations on May 17, 2007 to September 30, 2007 that would materially affect or are reasonably likely to materially affect the Company's internal control over financial reporting other than the introduction of new reporting and trending software in the third quarter of 2007 described under "Three Months Ended September 30, 2007".

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the C$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates.

We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends by the Company will be paid in U.S. dollars and the dividends will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, we have entered into Canadian dollar/U.S. dollar exchange contracts at a rate $1.0888 for the total amount anticipated for dividends to common shareholders. The agreement consists of 60 monthly forward foreign exchange contracts, of which 56 all still open as of September 30, 2007.

At September 30, 2007, we had unrealized foreign exchange gains on the open forward currency exchange contracts totalling $6.4 million. If the Company had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the dividends to the Common Shareholders.

Risk Factors

Please refer to the risk factors articulated in the final prospectus dated May 9, 2007 for a list of the significant risk factors to which the Company is exposed.

OUTSTANDING SHARE DATA

At September 30, 2007, the Company had 13,900,852 common shares outstanding.

OUTLOOK

The Company continues its focus on providing high quality health care services, enhancing the experience of patients and offering expanded and new services. Management believes the Company will continue to benefit from the increasing demand for healthcare services in the United States, which continues to be positively impacted by changing demographics (increasing average age and life expectancy), and advances in science and technology.

Nonetheless, there will continue to be industry-wide pressures on reimbursement programs to limit the escalation in healthcare costs.

The Company is currently implementing a number of growth strategy initiatives to enhance the performance and organic growth at each of the Northstar ASCs.

As part of an ongoing effort to streamline operations at its ASCs, Northstar has implemented a new company-wide coding system for surgical procedures, which enables the Company to provide surgeons with improved benchmarking for analysis of their financial performance. This will assist our surgeons in improving their operative reports, enabling them to maximize available reimbursement.

The Northstar ASCs added seventeen new surgeons to its medical staff during the three months ended September 30, 2007, an increase of 18.7% over the period ended June 30, 2007. In addition, the Palladium Partnership expects to increase its complement of surgeon partners by Q1 2008, contributing to increased revenues and profitability.

The availability of enhanced technology has enabling the Company to more effectively and timely, identify shifts in payor mix that can impact financial performance. This information will assist the Company in monitoring and improving the payor mix by more closely scrutinizing payor details on potential surgical procedures.

The Palladium Partnership is in the preliminary stages of partnering with a prominent neurosurgeon to develop a minimally invasive spine surgery program. In addition, the Kirby Partnership is developing a similar relationship with an orthopedic spine surgeon. These programs are designed to capitalize on the U.S. federal government's recent approval of such procedures in ASCs. Management also intends to develop a comprehensive marketing plan to promote the participation by the Northstar ASCs in this developing profitable market niche.

As a result of the success of the Sinus program at the Palladium Partnership, management is developing a plan to implement a similar program at the Kirby Partnership. Sinus procedures represent high reimbursing cases. The Company is partnering with each Northstar ASC's ENT surgeons to co-market the program to the general public and referring physicians. Management expects the program to begin Q1 2008 at the Kirby Partnership.

In an effort to introduce new programs into the Northstar ASCs while maximizing returns and minimizing capital expenditures, the Company has undertaken an analysis of its physical plant to ensure the Company has sufficient capacity to accommodate anticipated growth in procedures.

The Company intends to continue its strategies of enhancing the operating efficiency of the Northstar ASCs, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity, Capital Resources and Financial Condition section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the interim financial statements for the period from inception of operations on May 17, 2007 to September 30, 2007 and the three months ended September 30, 2007, is available on SEDAR at www.sedar.com.

November 14, 2007

Interim Consolidated Financial Statements of

NORTHSTAR HEALTHCARE

NORTHSTAR HEALTHCARE INC.

From the Inception of Operations on May 17, 2007 to September 30, 2007 and the three months ended September 30, 2007

(Unaudited)

Northstar Healthcare Inc.

Unaudited Interim Consolidated Financial Statements

September 30, 2007

Contents

Unaudited Interim Consolidated Financial Statements

NORTHSTAR HEALTHCARE INC.

Interim Consolidated Balance Sheet
(in thousands of U.S. dollars)
(Unaudited)

		September 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$	4,563
Accounts receivable		12,751
Inventory		551
Prepaid expenses and other current assets		747
		18,612
Long term		
Property and equipment (Note 4)		5,703
Foreign currency exchange contracts (Note 7)		6,358
Intangible assets (Note 5)		7,485
Goodwill (Note 2)		141,146
Other assets		51
		160,743
Total assets	$	179,355
LIABILITIES		
Current liabilities:		
Accounts payable	$	669
Dividends payable		1,277
Income tax payable		248
Accrued liabilities and other current liabilities (Note 6)		2,663
		4,857
Future income tax liability (Note 11)		1,249
Other liabilities, non-controlling interest (Note 9)		28,346
		29,595
Total liabilities		34,452
Non-controlling interests (Note 10)		9,214
Shareholders' equity		
Share capital (Note 8)		139,718
Deficit		(4,029)
Total shareholders' equity		135,689
Total liabilities and shareholders' equity	$	179,355

The accompanying notes are an integral part of the interim consolidated financial statements.

NORTHSTAR HEALTHCARE INC.

Interim Consolidated Statement of Operations and Deficit
(in thousands of U.S. dollars, except per share amounts)
(unaudited)

	Three Months Ended September 30, 2007	Period from May 17, 2007 to September 30, 2007
Net patient service revenue	$ 12,508	$ 19,326
Operating expenses		
Salaries and benefits	1,544	2,293
Drugs and supplies	852	1,355
General and administrative	1,558	2,151
Depreciation and amortization	434	636
	4,388	6,435
Income from operations	**8,120**	**12,891**
Other expense (income)		
Distributions, non-controlling interest	433	655
Withholding taxes	346	512
Change in fair value, other liabilities, non-controlling interest (Note 9)	7,333	10,382
Unrealized gain on foreign currency	(4,014)	(6,358)
State franchise tax	89	138
Other income	(36)	(45)
	4,151	5,284
Income before income taxes and non-controlling interests	3,969	7,607
Income tax expense (Note 11)		
Current	(1)	133
Future	839	1,249
	838	1,382
Non-controlling interests	2,809	4,534
Net income	**322**	**1,691**
Deficit, beginning of period	(521)	-
Dividends	(3,830)	(5,720)
Deficit, end of period	**(4,029)**	**(4,029)**
Net income per common share (basic and diluted)	$ **0.02**	$ **0.12**
Weighted average shares outstanding (basic and diluted)	13,900,852	13,647,544

The accompanying notes are an integral part of the interim consolidated financial statements.

NORTHSTAR HEALTHCARE INC.

Interim Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended September 30, 2007	Period from May 17, 2007 to September 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 322	$ 1,691
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	434	636
Future income tax expense	839	1,249
Unrealized gain on foreign currency exchange contracts	(4,014)	(6,358)
Non-controlling interests	2,809	4,534
Change in fair value of other liabilities, non-controlling interest	7,333	10,382
Changes in operating assets and liabilities	365	(1,075)
Cash Flows Provided By Operating Activities	**8,088**	**11,059**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisition, net of cash acquired of $999	-	(138,719)
Purchase of property and equipment	(97)	(157)
Cash Flows Used In Investing Activities	**(97)**	**(138,876)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Initial public offering and over-allotment proceeds of common shares, net of expenses	-	139,718
Distributions to non-controlling interest	(2,895)	(2,895)
Dividends Paid	(4,443)	(4,443)
Cash Flows Provided By Financing Activities	**(7,338)**	**132,380**
NET CHANGE IN CASH AND CASH EQUIVALENTS	653	4,563
CASH AND CASH EQUIVALENTS, beginning of period	3,910	–
CASH AND CASH EQUIVALENTS, end of period	**$ 4,563**	**$ 4,563**

The accompanying notes are an integral part of the interim consolidated financial statements.

NORTHSTAR HEALTHCARE INC.

Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, unless otherwise indicated)
For the period from May 17, 2007 to September 30, 2007
(unaudited)

References in these financial statements to "we" and "our" are to Northstar Healthcare Inc. (the "Company" or "NHC") and its subsidiaries as applicable. The Company was incorporated under the *Business Corporations Act* (British Columbia) on March 16, 2007 commenced operations following the completion of its initial public offering on May 17, 2007. NHC is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. NHC used the net proceeds of an initial public offering, including the over-allotment, to indirectly acquire a 70% partnership interest in The Palladium for Surgery–Houston, LLP (the "Palladium Partnership") and a 60% partnership interest in Medical Ambulatory Surgical Suites, LLP (the "Kirby Partnership" and together with the Palladium Partnership, the "Northstar Partnerships"), which operate two ambulatory surgery centres (the "Northstar ASCs") located in Houston. In addition, NHC manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Note 1. Significant Accounting Policies and Practices

The consolidated financial statements of the Company are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The Northstar ASCs and management contracts are located in Texas, therefore all amounts are in U.S. dollars, unless otherwise noted.

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. We consolidate when we can exercise control over operations and policies of an entity. When we consolidate, we combine the accounts of our subsidiaries with our accounts, and eliminate intercompany balances and transactions.

(b) Use of Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Foreign Exchange Exposure

We pay all cash dividends to common shareholders in Canadian dollars, but the Company's revenues and cash flows are generated in the United States. Therefore we are subject to foreign exchange exposure. We use foreign currency forward contracts to manage the foreign currency fluctuations related to the payment of cash dividends to common shareholders. However, our ability to extend or renegotiate these contracts as necessary depends on our future operating performance and cash flows, which are subject to economic conditions, interest rate levels and financial, competitive, business and other factors, many of which are beyond our control.

(d) Financial Statements

The consolidated financial statements contained in this report are as at September 30, 2007 and for the period from May 17, 2007 to September 30, 2007. All financial information in this report is presented in U.S. dollars, unless otherwise noted. The financial statements contained in this report are unaudited and, in the opinion of management, contain all adjustments necessary for a fair presentation of the financial position, operating results and cash flows for the period presented. These adjustments are normal and recurring in nature.

Note 1. Significant Accounting Policies and Practices (continued)

(e) Cash and Cash Equivalents

We maintain our cash in bank deposit accounts that at times, may exceed U.S. and Canadian federally insured limits. We have not experienced any losses in such accounts, and we believe we are not exposed to any significant credit risks on cash equivalents.

For purposes of balance sheet presentation and reporting our cash flows, we define cash equivalents as highly liquid investments that mature in three months or less from the date of purchase.

(f) Accounts Receivable

On a periodic basis, the Company evaluates its accounts receivables based on the history of past write-offs and collections and current credit conditions and adjusts the carrying value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. The Company does not accrue finance or interest charges.

(g) Inventory

Inventory consists of various medical supplies and is valued at the lower of cost and net realizable value on the first-in, first-out method.

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charged to operations when incurred.

The estimated useful lives for depreciation and amortization purposes are:

Assets	**Estimated Useful Lives**
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3 – 5 years
Furniture and office equipment	7 Years
Medical equipment	5 Years
Leasehold improvements	Over the lease term

Note 1. Significant Accounting Policies and Practices (continued)

(i) Goodwill

Goodwill represents the difference between the price we paid for our interests in Northstar Partnerships, using the purchase method of accounting, and the fair value of the net tangible assets and identifiable intangible assets we acquired. We test goodwill for impairment at least annually, utilizing several testing methods.

When evaluating whether goodwill is impaired, we compare the fair value of the reporting units to its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then the amount of the impairment loss must be measured. The amount of an impairment loss is calculated by comparing the implied fair value of goodwill to its carrying value.

(j) Intangible Assets

Intangible assets include the value of certain Physician Partner Contracts and are amortized on a straight line basis over their estimated life of 19 years.

(k) Asset Impairment

We monitor events and changes in circumstances which may require us to review the carrying value of our property and equipment and intangible assets. We assess impairment of our property and equipment and intangible assets based on estimated undiscounted future operating cash flows.

We measure impairment, if any, by comparing the carrying value of an asset to its fair value. We recognize an impairment loss if the carrying value exceeds the fair value.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts.

(l) Net Patient Service Revenue

Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Based on historical collections and current market conditions during the three months ended September 30, 2007, management has adjusted net patient service revenue to better reflect the net realizable value of the Company's accounts receivable.

Going forward, management will continue to monitor historical collections and market conditions to report the effects of a change in estimates. Revenue is recognized upon the performance of the patient service.

Revenue from management fees represents fees charged to the managed centers, based on a percent of collections, for managing the center's business operations. The revenue from these fees was $321 for the period from May 17, 2007 to September 30, 2007, and was included in net patient service revenue.

Note 1. Significant Accounting Policies and Practices (continued)

(m) Third-Party Contractual Adjustments

Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

(n) Income Taxes

We use the asset and liability method to account for income taxes. Under the asset and liability method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax basis.

We measure future income tax assets and liabilities using income tax rates that we expect to apply to taxable income in the years when we expect those differences to be recovered or settled. We recognize the effect of a change in tax rates on future income tax assets and liabilities in income in the period that the rate change is effective.

We establish valuation allowances when necessary to reduce future income tax assets to the amount that is more likely than not to be realized.

(o) Net Income Per Common Share

We calculate net income per Common Share by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the period.

(p) Financial Instruments

Our financial instruments consist of:

- Cash and cash equivalents,
- Accounts receivable,
- Accounts payable,
- Accrued wages, salaries and bonuses,
- Accrued operating expenses,
- Risk management contracts - foreign currency,
- Dividends payable,
- Other liabilities, non-controlling interest.

We describe our estimate of the fair values of these instruments, our exposure to credit risk, and our accounting policies for risk management contracts in the following sections.

Fair Value

We estimate that the fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued salaries, wages and bonuses, and accrued operating expenses approximate their carrying values due to the short maturities or other characteristics of these financial instruments.

(in thousands of U.S. dollars, unless otherwise indicated)

Note 1. Significant Accounting Policies and Practices (continued)

We measure the fair value of risk management contracts and other liabilities, non-controlling interest at the end of each quarter.

Credit Risk

Our financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and risk management contracts. We are exposed to credit risk, as follows:

- Cash and cash equivalents – we maintain our cash in bank deposit accounts that, at times, may exceed U.S. and Canadian federally insured limits.
- Accounts receivable – we are exposed to credit risk from insurers and patients.

(q) Accounting Changes

i. Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862, Financial Instruments Disclosure and Section 3863, Financial Instruments Presentation, which will replace Section 3861 Financial Instruments Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentations requirements. The Company is currently evaluating the implications of these standards.

ii. In November 2006, the CICA issued the new handbook Section 1535, "Capital Disclosures," effective for annual and interim periods related to fiscal years beginning on or after October, 1, 2007. This section establishes standards for disclosing information about a Company's capital and how it is managed in order that a user of the financial statements may evaluate the company's objectives, policies, and processes for managed capital. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

iii. The CICA issued a new section 3031, "Inventories", in March 2007, which is based on International Accounting Standard 2. The new section replaced the existing section 3030, Inventories. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also allows the reversal of any write-downs previously recognized. The new accounting standard and any consequential amendments will be effective for the Corporation beginning January 1, 2008. The Company is currently evaluating the implications of the new standard.

iv. In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

(in thousands of U.S. dollars, unless otherwise indicated)

Note 2. Business Acquisition

NHC received $139,718 in net proceeds from its initial pulic offering (including the Over-Allotment Option), after deducting fees payable by NHC to the underwriters and the estimated expenses of the offering which totalled $13,858.

NHC used such net proceeds to acquire all of the Class A Units and indirectly acquire all of the Preferred Units and Common Units of Northstar Healthcare Acquisitions, L.L.C. ("Northstar Acquisitions"). All of the Class B Units of Northstar Acquisitions are held by Healthcare Ventures, Ltd. ("Ventures").

On Closing, Northstar Acquisitions used a portion of the proceeds from the sale of its equity interests to acquire all of the Preferred Units and Class A Units of Northstar Healthcare Subco, L.L.C. ("Northstar Subco").

Northstar Subco used a portion of these proceeds to indirectly acquire a 70% partnership interest, including the general partnership interest, in the Palladium Partnership and a 60% partnership interest, including the general partnership interest, in the Kirby Partnership.

Results from operations from these acquisitions have been included in the results for the period from the date of acquisition.

The acquisition has been accounted for using the purchase method. The purchase price of $139,718 has been preliminarily allocated to the assets and liabilities of the Northstar Partnerships as follows:

Net assets acquired at fair value	
Current assets less current liabilities	$ 10,550
Property and equipment	6,031
Other long-term assets	15
Other intangibles	7,636
Other liabilities – non-controlling interest	(17,964)
Non-controlling interests	(7,696)
	(1,428)
Goodwill	141,146
	$ 139,718

In the third quarter, the Company completed its fair value assessment of the current assets less current liabilities, resulting in an adjustment to current assets less current liabilities, non-controlling interests and goodwill. The remaining purchase price allocations are preliminary and are subject to changes once the final valuation of the assets acquired and liabilities assume is completed..

Note 3. Change in Accounting Estimates

The Northstar ASC's include net patient service revenues reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures. An additional factor in the determination of net patient service revenues is the Company's payor mix, as between private health insurance plans, workers' compensation, directly from patients and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine net patient service revenue) as required in subsequent periods based on final settlements and collections.

(in thousands of U.S. dollars, unless otherwise indicated)

Note3. Change in Accounting Estimates (continued)

In the third quarter of 2007, the Company introduced new reporting and trending software that has provided management a significantly improved method of predicting net patient service revenue. This new software identified fluctuations in historical collection percentages relative to current market conditions, causing management to revise downwards its estimated collection percentages used to calculate net patient service revenues. As a result of this change and actual collections at the Kirby Partnership, the Company reduced its net patient service revenues by $0.8 million in the three months ended September 30, 2007 as a prospective change in accordance with Canadian GAAP in respect of the forty-five day period ending June 30, 2007.

Note 4. Property and Equipment

Item	Cost	Accumulated Depreciation	Net Book Value
Telephone equipment	$ 26	$ 3	$ 23
Computer hardware	153	20	133
Computer software	112	14	98
Furniture and office equipment	193	16	177
Medical equipment	3,044	299	2,745
Leasehold improvements	2,660	133	2,527
Totals	$ 6,188	$ 485	$ 5,703

The depreciation expense charged to operations was $334 and $485 for the three months ended September 30, 2007 and the period from May 17, 2007 to September 30, 2007, respectively.

Note 5. Intangible Assets

Intangible Assets represent the fair value of the assets that we obtained when we acquired our interests in the Northstar Partnerships. Intangible assets primarily include the value of certain Physician Partner Contracts and are amortized over their estimated useful life of 19 years. Amortization for the period was $100 and $151 for the three months ended September 30, 2007 and the period from May 17, 2007 to September 30, 2007, respectively.

Note 6. Related Party

Physicians who represent the non-controlling interests in the Northstar Partnerships, routinely provide independent professional services directly to patients utilizing the Northstar ASCs (See Note 10).

Healthcare Ventures ("Ventures") holds all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. (See Note 9).

(in thousands of U.S. dollars, unless otherwise indicated)

Note 6. Related Party (continued)

Ventures also holds all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Subco on a *pari passu* basis with the holders of the Subco Class A Units, except if the Company's cash available to pay dividends for any month is less than 110% of the full month dividend. Ventures' distribution from Northstar Subco shall be deferred by the amount of any shortfall.

Ventures has provided a $5.0 million revolving credit facility to the Company. The credit facility will bear interest at the 30 day LIBOR plus 300 basis points, payable monthly. In addition, the Company has accrued a one-time commitment fee equal to 0.5% of the full amount of the credit facility, and will pay a fee equal to 0.25% per annum on all amounts not drawn on the credit facility. To date, no amounts have been drawn on the credit facility.

Ventures has also provided cash collateral of $5.0 million as required to support the foreign currency arrangement. Ventures has received a fee equal to 1.0% of the amount of cash collateral provided at closing of the initial public offering on May 17, 2007. The cash collateral shall remain the property of Ventures and all income earned thereon shall be for the benefit of Ventures.

Included in accrued liabilities and other current liabilities is $0.5 million related to Subco's monthly distribution to Ventures and revolving credit facility fees.

Note 7. Foreign Currency Contracts

The Company entered into foreign currency exchange contracts to manage the Company's exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, which arises from the payment of dividends on its common shares.

As of September 30, 2007, the Company is committed to deliver approximately $1.3 million monthly in exchange for approximately C$1.4 million at stipulated exchange rates as follows:

Contract Dates	US$ to be delivered	Cdn$ to be received	Cdn$ per US$
October 2007 – June 2012	71,496	77,845	1.0888

Changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the consolidated statement of operations.

Ventures, the promoter of the Company, provided collateral in the amount of $5.0 million to secure performance under these contracts.

Note 8. Common Shares

On March 16, 2007 the Company was incorporated with an authorized share structure providing for an unlimited number of common shares.

On May 17, 2007, the Company issued 12,087,698 common shares for net proceeds of $120,866 as part of an IPO. On June 5, 2007, the over-allotment option was exercised resulting in the issuance of 1,813,154 additional common shares for net proceeds of $18,852.

(in thousands of U.S. dollars, unless otherwise indicated)

Note 9. Other Liabilities, Non-Controlling Interest

In connection with the Company's initial public offering, Ventures has the right exercisable at any time after the second anniversary of closing of the initial public offering (but not more frequently than once in any six-month period) to request in writing that Northstar Healthcare Subco, L.L.C. ("Subco") enter into good faith negotiations with Ventures to purchase for cancellation all or any portion of the Subco Class B Units held by Ventures. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Northstar Healthcare Acquisitions, L.L.C Class B Units. Northstar Healthcare Acquisitions, L.L.C. ("Acquisitions") will purchase for cancellation all outstanding Acquisitions Class B Units for a nominal amount on the date that all outstanding Subco Class B Units have been purchased for cancellation by Subco.

The $7,333 change in the fair value of other liabilities, non-controlling interest represents the change in fair value of the Class B Units of Northstar Healthcare Subco, LLC held by Healthcare Ventures, Ltd. ("Ventures") during the three months ended September 30, 2007 as a result of the increase in the Company's common share price during such period. This item is recorded as an expense of the Company under Canadian GAAP as a result of the negotiation right held by Ventures that is described above.

Note 10. Non-Controlling Interests

Non-controlling interests at September 30, 2007 represents a 30% interest in the Palladium Partnership and a 40% interest in the Kirby Partnership, which are owned by the physician limited partners who practice at the Northstar ASCs. Non-controlling interests also includes the Acquisitions Class B Units held by Ventures. Non-controlling interests for the period from May 17, 2007 to September 30, 2007 was $4,381 and $153, for the PLPs' (physician limited partners) and Ventures, respectively.

Note 11. Income Taxes

(a) Reconciliation of Reported Income Tax Expense to Expected Income Tax Expense

The following table shows the reconciliation between income tax expense reported in our Consolidated Statements of Income and the income tax expense that would have resulted from applying the United States federal income tax rate of 35% to pre-tax income.

	Three Months Ended September 30, 2007	Period from May 17, 2007 to September 30, 2007
Income before income taxes and non-controlling interests	$ 3,969	$ 7,607
U.S. federal income tax rate	35%	35%
Expected U.S. federal income tax expense	1,390	2,662
Permanent differences:		
Intercompany note interest expense	(877)	(1,315)
Change in fair value of non-controlling interest	2,566	3,634
Unrealized gain on foreign currency	(1,405)	(2,225)
Non-controlling interest	(983)	(1,587)
Other	147	213
	(552)	(1,280)
Total income taxes	$ 838	$ 1,382

(in thousands of U.S. dollars, unless otherwise indicated)

Note 11. Income Taxes (continued)

We have reduced our taxable income and, therefore, our calculation of income tax expense by interest expense on intercompany notes that bear interest at 11.1% and are eliminated in consolidation. The interest expense on these notes was $3,078 for the months ended September 30, 2007 and $4,617 for the period from May 17, 2007 to September 30, 2007.

If United States tax authorities were to implement changes to the tax laws or their interpretation, and these changes did not allow us to reduce our taxable income and our calculation of income tax expense by all or a portion of certain interest expense, we may be required to pay higher income taxes and our cash distributions could be adversely affected.

(b) Future Income Tax Assets and Liabilities

The table below sets forth the tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities that are reported in our Consolidated Balance Sheets.

	September 30, 2007
Future income tax liabilities:	
Goodwill and intangibles	$ (1,249)
Net future income tax liability	$ (1,249)

Note 12. Lease Obligations

We lease property and certain equipment under non-cancellable operating lease arrangements, which expire at various dates through 2014. Certain leases of real property provide options to extend the lease terms.

We recorded rent expense under operating leases of $172 and $254 for the three months ended September 30, 2007 and for the period from May 17, 2007 to September 30, 2007, respectively.

We summarize our future minimum payments under operating leases in the following table:

Year	Amount
2007 (remaining three months)	$ 193
2008	829
2009	854
2010	867
2011	882
Thereafter	1,631
Total	$ 5,256

Note 13. Employee Retirement, Savings Plan, and Benefits

The Company has adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations ("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution was $13 and $20 for the three months ended September 30, 2007 and for the period from May 17, 2007 to September 30, 2007, respectively.

Note 14. Business Segment Information

We operate in one reportable business segment and one geographic location and we operate only in the United States.

Form 52-109F2 - Certification of Interim Filings

I, Donald L. Kramer, Chief Executive Officer of Northstar Healthcare Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Northstar Healthcare Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2007

"Donald L. Kramer"

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Kenneth Klein, Chief Financial Officer of Northstar Healthcare Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Northstar Healthcare Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2007

"Kenneth Klein"

Chief Financial Officer

Northstar Healthcare Announces August Dividend

Houston, TX and Toronto, ON, August 22, 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced that the Company's cash dividend for August, 2007 will be $0.10 per share, representing $1.20 per share on an annualized basis. Payment will be made on September 17, 2007 to shareholders of record August 31, 2007.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

NORTHSTAR HEALTHCARE ACQUIRES OPTION TO EXPAND AMBULATORY SURGICAL CENTRE OPERATIONS

Acquires option to purchase 60% of The Palladium for Surgery - Dallas

Houston, TX and Toronto, ON, September 12, 2007 -- Northstar Healthcare Inc. (TSX:NHC) announced today that it has signed a Letter of Intent (LOI), under which the Company will receive an option to acquire a 60% interest in The Palladium for Surgery – Dallas, an ambulatory surgical centre currently managed by Northstar.

Under terms of the option, Northstar will have the right to acquire the 60% interest at a price equal to six times the EBITDA earned by Palladium-Dallas in the twelve months prior to the date of exercise. This price is consistent with the terms under which Northstar acquired its initial ambulatory surgical centres at the time of the Company's initial public offering (IPO).

"This agreement represents a great opportunity for us to expand Northstar's owned ASC operations, while minimizing our acquisition risk," said Dr. Donald Kramer, Chief Executive Officer of Northstar. "Our executive team has been managing Palladium-Dallas for almost two years, so we know the centre well and also have a strong understanding of its growth potential in the strong Dallas market."

Northstar, which completed its IPO on May 17, 2007, has indicated that a key part of its long-term growth strategy is to acquire and integrate additional ambulatory surgical centres in major urban markets, while maintaining the Company's attractive dividend structure for shareholders. The acquisition of this option is consistent with this strategic objective.

In exchange for the option, Northstar has agreed to reduce the management fees it receives from Palladium-Dallas from 10% to 5.5% over the term of the option, when certain prescribed conditions are met. The reduction in revenue is not considered material to Northstar's annual revenue or financial condition.

Palladium-Dallas has 27 surgeons with staff privileges, including specialties in pain management, ENT (ear, nose and throat), podiatry, orthopedics and general surgery. The Company anticipates that the option will be exercised before December 31, 2008. Donald Kramer, Northstar's CEO, and certain other members of management currently own 100% of Palladium – Dallas. The acquisition of the option has been reviewed and approved by all of Northstar's independent directors.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Forward-looking statements

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext 235
Email: info@northstar-healthcare.com

Northstar Healthcare Announces September Dividend

Houston, TX and Toronto, ON, September 18, 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced that the Company's cash dividend for September, 2007 will be $0.10 per share, representing $1.20 per share on an annualized basis. Payment will be made on October 15, 2007 to shareholders of record September 28, 2007.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

NORTHSTAR HEALTHCARE COMPLETES AQUISITION OF OPTION TO ACQUIRE 60% OF THE PALLADIUM FOR SURGERY-DALLAS

Houston, TX and Toronto, ON, October 16, 2007 -- Northstar Healthcare Inc. (TSX:NHC) announced today that it has completed the acquisition of an option to acquire a 60% interest in The Palladium for Surgery – Dallas, a growing ambulatory surgical centre in Dallas, Texas. Northstar had previously announced on September 12, 2007 that it had entered into a letter of intent with Palladium – Dallas' current partners to acquire the option.

Under the terms of the option, Northstar has the right to acquire a 60% interest in Palladium-Dallas at a price equal to six times the EBITDA earned by the ambulatory surgery centre in the twelve months prior to the date of exercise. This price is consistent with the terms under which Northstar acquired the interests in its initial ambulatory surgical centres at the time of the Company's initial public offering (IPO).

"The acquisition of this purchase option represents a great opportunity to expand Northstar's owned ambulatory surgical centre operations," said Dr. Donald Kramer, Chief Executive Officer of Northstar. "Our executive team has been managing Palladium-Dallas for almost two years, so we know both the centre and the Dallas market dynamics."

In consideration for the option, Northstar has agreed to reduce the management fees it receives from Palladium-Dallas from 10% to 5.5% over the term of the option, when certain prescribed conditions are met. The reduction in revenue is not considered material to Northstar's annual revenue or financial condition.

Northstar, which completed its IPO on May 17, 2007, has indicated that a key part of its long-term growth strategy is to acquire and integrate additional ambulatory surgical centres in major urban markets, while maintaining the Company's attractive dividend structure for shareholders. The Company believes that it can significantly reduce the risk associated with acquisitions by acquiring options that allow Northstar to manage the centres prior to making a final decision on acquiring them.

Palladium-Dallas has 27 surgeons with staff privileges, including specialties in pain management, ENT (ear, nose and throat), podiatry, orthopedics and general surgery. Donald Kramer, Northstar's CEO, and certain other members of management currently own 100% of Palladium – Dallas. The acquisition of the option has been reviewed and approved by all of Northstar's independent directors.

About Northstar Healthcare Inc.
Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Forward-looking statements
This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext 235
Email: info@northstar-healthcare.com

Northstar Healthcare Inc.

Northstar Healthcare Announces October Dividend

Houston, TX and Toronto, ON, October 22, 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced that the Company's cash dividend for October, 2007 will be $0.10 per share, representing $1.20 per share on an annualized basis. Payment will be made on November 15, 2007 to shareholders of record October 31, 2007.

About Northstar Healthcare Inc.
Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

Northstar Healthcare Announces New Chairman

Toronto, ON and Houston, TX, November 12, 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced that Robert Kanee, who has been a director of Northstar since the Company completed its Initial Public Offering in May, 2007, has been appointed Chairman of the Board of Directors.

Mr. Kanee replaces Cecil Fleming, who has left the Company's Board of Directors as a result of unexpected health problems that preclude him from continuing with the Company.

"As Northstar's first Chairman of the Board, Cecil Fleming made a tremendous contribution to the Company, both in terms of oversight and leadership," said Mr. Kanee. "His experience and strong counsel will be missed."

Mr. Kanee has wide-ranging business experience, including 11 years as a senior executive with Abitibi-Consolidated Inc. He is also a director of Kingsway Arms Retirement Residences, the Independent Review Committee for Faircourt Asset Management Inc. and Youth Employment Services Inc. of Toronto. In addition, he spent over 10 years as a director Women's College Hospital and Jewish Family and Child Services of Toronto.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company indirectly owns a controlling interest in two ambulatory surgery centers in Houston, The Palladium for Surgery – Houston and Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas, an ambulatory surgical centre in Houston and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 –

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

Northstar Healthcare Announces November Dividend

Houston, TX and Toronto, ON, November 21, 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced that the Company's cash dividend for November, 2007 will be $0.10 per share, representing $1.20 per share on an annualized basis. Payment will be made on December 17, 2007 to shareholders of record November 30, 2007.

About Northstar Healthcare Inc.
Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

Northstar Healthcare Announces December Dividend

Houston, TX and Toronto, ON, December 18, 2007 – Northstar Healthcare Inc. (TSX:NHC) today announced that the Company's cash dividend for December, 2007 will be $0.10 per share, representing $1.20 per share on an annualized basis. Payment will be made on January 15, 2008 to shareholders of record December 31, 2007.

About Northstar Healthcare Inc.
Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

Northstar Healthcare Inc.

Northstar Healthcare Announces January Dividend

Houston, TX and Toronto, ON, January 22, 2008 – Northstar Healthcare Inc, (TSX:NHC) today announced that the Company's cash dividend for January, 2008 will be $0.10 per share, representing $1.20 per share on an annualized basis. Payment will be made on February 5, 2008 to shareholders of record January 31, 2008.

About Northstar Healthcare Inc.

Northstar owns and/or manages ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. The Company currently holds interests in two ambulatory surgery centres in Houston -- a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

-- 30 --

For further information:
Philip Koven
Tel: (416) 447-4740 Ext. 235
E-mail: info@northstar-healthcare.com

END